**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C**

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

***Name of Issuer:***

TEMPLE I, LLC

***Legal status of Issuer:***

***Form:***

LLC

***Jurisdiction of Incorporation/Organization:***

Pennsylvania

***Date of Organization:***

June 26, 2020

***Physical Address of Issuer:***

85 Broad Street, New York, NY 10004

***Website of Issuer:***

www.nyeg.co

***Name of Intermediary through which the Offering will be Conducted:***

OpenDeal Portal LLC dba Republic

***CIK Number of Intermediary:***

0001751525

**SEC File Number of Intermediary:**

007-00167

**CRD Number of Intermediary:**

283874

**Name of qualified third party "Escrow Agent" which the Offering will utilize:**

Prime Trust, LLC

**Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:**

At the conclusion of the offering, the issuer shall pay a fee of four percent (4%) of the amount raised in the offering to the intermediary.

**Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:**

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of the securities sold in the offering.

**Type of Security Offered:**

Units of Membership Interest

**Target Number of Securities to be Offered:**

100,000

**Price (or Method for Determining Price):**

$1.00

**Target Offering Amount:**

$100,000

**Oversubscriptions Accepted:**
 Yes
☐ No

**Oversubscriptions will be Allocated:**
☐ Pro-rata basis
☐ First-come, first-served basis
 Other: At the Company's discretion

*Maximum offering amount (if different from Target Offering Amount):*

$360,000

*Deadline to reach the Target Offering Amount:*

April 30, 2021

**If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

*Current Number of Employees:*

0

|  | **Most recent fiscal year-end (2019) (1)** | **Prior fiscal year-end (2018) (1)** |
|---|---|---|
| **Total Assets** | $0 | $0 |
| **Cash & Cash Equivalents** | $0 | $0 |
| **Accounts Receivable** | $0 | $0 |
| **Short-term Debt** | $0 | $0 |
| **Long-term Debt** | $0 | $0 |
| **Revenues/Sales** | $0 | $0 |
| **Cost of Goods Sold** | $0 | $0 |
| **Taxes Paid** | $0 | $0 |
| **Net Income** | $0 | $0 |

(1) The company was formed on June 26, 2020.

*The jurisdictions in which the issuer intends to offer the securities:*

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**August 19, 2020**

**TEMPLE I, LLC**

**Up to 360,000 of Units of Membership Interest**

TEMPLE I, LLC ("**TEMPLE I**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $100,000 (the "**Target Offering Amount**") and up to a maximum amount of $360,000 (the "**Maximum Offering Amount**") of units of Membership Interest (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

|  | Price to Investors | Service Fees and Commissions (1)(2) | Net Proceeds |
|---|---|---|---|
| **Minimum Individual Purchase Amount (3)** | $79 | $3.16 | $75.84 |
| **Target Offering Amount** | $100,000 | $4,000 | $96,000 |
| **Maximum Offering Amount** | $360,000 | $14,400 | $345,600 |

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) In addition to the four percent (4%) fee shown here, the Intermediary will also receive a securities commission equal to one percent (1%) of the Securities sold in this Offering.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3. THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT. THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL

FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

PLEASE NOTE THAT THIS OFFERING WILL DEFER ALL DIVIDEND PAYMENTS TO NON-U.S. INVESTORS UNTIL THE EARLIER OF A) WHEN THE PROPERTY IS SOLD OR B) AFTER FIVE YEARS. AT THIS TIME NON-U.S. INVESTORS WILL RECEIVE ALL ACCRUED DIVIDENDS IN A LUMP-SUM PAYMENT.

## NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**1933 Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Bad Actor Disclosure**

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

**Ongoing Reporting**

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.nyeg.co.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

**Updates**

Updates on the status of this Offering may be found at: https://www.republic.co/temple-i

The date of this Form C is August 19, 2020.

# TABLE OF CONTENTS

## ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

**SUMMARY**

*The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."*

**The Company**

TEMPLE I, LLC is a real estate development and management company, organized in Pennsylvania as a limited liability company on June 26, 2020.

The Company was formed for the purpose of building, developing, acquiring, and managing a student housing apartment complex located in Philadelphia, PA, at 2200-2202 N 11th Street (the "**Property**").

The Company is located at 2200-2202 N 11th Street, Philadelphia, PA 19133.

The Company's website is www.nyeg.co.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/temple-i and is attached as Exhibit B to this Form C.

**Management**

The Property will be developed and managed by NYCE Companies, Inc. (the "**Manager**"). The Manager is a fintech company which, on its own and through its affiliates, owns, manages, and operates tech-powered apartment buildings in NYC Metro, Philadelphia, and Washington, DC. The Manager recently completed an offering under Regulation Crowdfunding, such filings can be found https://www.sec.gov/cgi-bin/browse-edgar?CIK=0001807583&action=getcompany. The Company's Operating Agreement has been attached as Exhibit D to this Form C.

**The Offering**

| | |
|---|---|
| **Amount of the Securities Currently Outstanding** | 817,750 |
| **Minimum Amount of the Securities Offered** | 100,000 |
| **Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)** | 917,750$^{*}$ |
| **Maximum Amount of the Securities Offered** | 360,000 |
| **Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)** | 1,177,750$^{*}$ |
| **Price Per Security** | $1.00 |
| **Minimum Individual Purchase Amount** | $79 $^{+}$ |
| **Offering Deadline** | April 30, 2021 |
| **Use of Proceeds** | See the description of the use of proceeds on page 18 hereof. |
| **Voting Rights** | See the description of the voting rights on page 28. |

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one percent (1%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative
Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

# RISK FACTORS

*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

## Risks Related to the Company's Business and Industry

### We are a newly formed entity with a limited operating history, which makes our future performance difficult to predict.

We are a newly formed entity and have limited operating history. In making an investment decision, you should consider the risks, uncertainties and difficulties frequently encountered by newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on our business. There can be no assurance that we will achieve our investment objectives

### Our Manager has a limited operating history upon which you can evaluate their performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

Our Manager has a limited operating history and is just beginning to implement its business plan. There can be no assurance that we will ever operate profitably. Our manager may not be successful in attaining the objectives necessary for it to overcome the risks and uncertainties that any new company encounters.

### Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's revenue has been adversely affected. While the development of the Property continues, the actual renting of the apartments might be delayed or impeded if Temple University suspends or limits the amount of in-person courses due to the pandemic crisis.

***The amount of capital the Company is attempting to raise in this Offering is not be enough to sustain the Company's current business plan.***

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

***We may face potential difficulties in obtaining capital.***

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

***Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.***

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***Damage to our reputation could negatively impact our business, financial condition, and results of operations.***
Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***Our Property will be subject to the risks typically associated with real estate.***Our Property will be subject to the risks typically associated with real estate. The value of real estate may be adversely affected by a number of risks, including:

- natural disasters such as hurricanes, earthquakes and floods;

- acts of war or terrorism, including the consequences of terrorist attacks;

- adverse changes in national and local economic and real estate conditions;

- an oversupply of (or a reduction in demand for) and the attractiveness of the Property to prospective tenants;

- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

- costs of remediation and liabilities associated with environmental conditions; and;

- the potential for uninsured or underinsured property losses.

The value of the Property will be affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to the Property. Many expenditures associated with the Property (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the Property. These factors may have a material adverse effect on the value that we can realize from the Property.

***Many factors impact the residential rental market, and if rents do not increase sufficiently to keep pace with rising costs of operations, our income and distributable cash will decline.***The success of our business model depends, in part, on conditions in the residential rental market. Our acquisitions will be premised on assumptions about occupancy levels and rental rates, and if those assumptions prove to be inaccurate, our cash flows and profitability will be reduced.

***We anticipate involvement in a variety of litigation.***
We anticipate involvement in a range of legal actions in the ordinary course of business. These actions may include eviction proceedings and other landlord-tenant disputes, challenges to title and ownership rights and issues with local housing officials arising from the condition or maintenance of the Property. These actions can be time consuming and expensive. We cannot assure you that we will not be subject to expenses and losses that may adversely affect our operating results.

***We may not be able to sell the Property at a price equal to, or greater than, the total amount of capital we have invested in the Property, which may lead to a decrease in the value of the Securities.***
The value of the Property to a potential purchaser may not increase over time, which may restrict our ability to sell a property, or if we are able to sell such property, may lead to a sale price less than the price that we paid to purchase a Property. Such loss, would reduce the value of the Securities.

***We may be unable to renew leases or re-lease space as leases expire.***
If tenants do not renew their leases upon expiration, we may be unable to re-lease the vacated space. Even if the tenants do re-lease the lease or we are able to re-lease to a new tenant, the terms and conditions of the new lease may not be as favorable as the terms and conditions of the expired lease. If the rental rates for the Property decrease or we are not able to release a significant portion of our available and soon-to-be-available space, our financial condition, results of operations, cash flow, the market value of our Securities and our ability to satisfy our debt obligations and to make distributions to our Investor could be adversely affected.

***The actual rents we receive for the Property may be less than estimated market rents, and we may experience a decline in realized rental rates from time to time, which could adversely affect our financial condition, results of operations and cash flow.***
As a result of potential factors, including competitive pricing pressure in the residential rental market, a general economic downturn and the desirability of the Property compared to other, we may be unable to realize our estimated market rents for the Property. In addition, depending on market rental rates at any given time as compared to expiring leases in the Property, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases. If we are unable to obtain sufficient rental rates for the Property, then our ability to generate cash flow growth will be negatively impacted.

***We may be required to make rent or other concessions and/or significant capital expenditures to improve the Property in order to retain and attract tenants, generate positive cash flow or to make the Property suitable for sale, which could adversely affect us, including our financial condition, results of operations and cash flow.***
In the event there are adverse economic conditions in the real estate market which leads to an increase in tenant defaults, lower rental rates and less demand for residential real estate space in that market, we may be more inclined to increase tenant improvement allowances or concessions to tents, accommodate increased requests for renovations and offer improvements or provide additional services to our tenants in order to compete in a more competitive leasing environment, all of which could negatively affect our cash flow. If the necessary capital is unavailable, we may be unable to make these potentially significant capital expenditures. This could result in non-renewals by tenants upon expiration of their leases and our vacant space remaining untenanted, which could adversely affect our financial condition, results of operations, cash flow and the market value of our Securities.

***Our dependence on rental revenue may adversely affect us, including our profitability, our ability to meet our debt obligations and our ability to make distributions to our Investors.***
Our income will be primarily derived from rental revenue from the Property. As a result, our performance will depend on our ability to collect rent from tenants. Our income and funds for distribution would be adversely affected if a significant number of our tenants:

- delay lease commencements;

- decline to extend or renew leases upon expiration;

- fail to make rental payments when due; or

- declare bankruptcy.

Any of these actions could result in the termination of such tenants' leases with us and the loss of rental revenue attributable to the terminated leases. In these events, we cannot assure you that such tenants will renew those leases or that we will be able to re-lease spaces on economically advantageous terms or at all. The loss of rental revenues from our tenants and our inability to replace such tenants may adversely affect us, including our profitability, our ability to meet our debt and other financial obligations and our ability to make distributions to our Investors.

***We will engage in development, redevelopment or repositioning activities, which could expose us to different risks that could adversely affect us, including our financial condition, cash flow and results of operations.***

We intend to engage in development, redevelopment or repositioning activities and we will be subject to certain risks, which could adversely affect us, including our financial condition, cash flow and results of operations. These risks include, without limitation:

- the availability and pricing of financing on favorable terms or at all;

- the availability and timely receipt of regulatory approvals;

- the potential for the fluctuation of occupancy rates and rents, which may result in our investment not being profitable;

- start up, development, repositioning and redevelopment costs may be higher than anticipated;

- cost overruns and untimely completion of construction (including risks beyond our control, such as weather or labor conditions or material shortages); and

- changes in the pricing and availability of buyers and sellers.

These risks could result in substantial unanticipated delays or expenses and could prevent the initiation or the completion of development and redevelopment activities, any of which could have an adverse effect on our financial condition, results of operations, cash flow, the market value of our Securities and our ability to satisfy our debt obligations and to make distributions to our Investors.

***Our Property may be subject to impairment charges.***

We will periodically evaluate our Property for impairment indicators. The judgment regarding the existence of impairment indicators is based on factors such as market conditions, tenant performance and legal structure. For example, the early termination of, or default under, a lease by a tenant may lead to an impairment charge. If we determine that an impairment has occurred, we would be required to make a downward adjustment to the net carrying value of the Property. Impairment charges also indicate a potential permanent adverse change in the fundamental operating characteristics of the impaired property. There is no assurance that these adverse changes will be reversed in the future and the decline in the impaired property's value could be permanent.

***If a tenant declares bankruptcy, we may be unable to collect balances due under relevant leases, which could adversely affect our financial condition and ability to pay distributions to our Investors.***

Any of our tenants, or any guarantor of a tenant's lease obligations, could be subject to a bankruptcy proceeding pursuant to Chapter 11 of the United States bankruptcy code. A bankruptcy filing by one of our tenants or any guarantor of a tenant's lease obligations would bar all efforts by us to collect pre-bankruptcy debts from these entities or their properties, unless we receive an enabling order from the bankruptcy court. There is no assurance the tenant or its trustee would agree to assume the lease. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages that is limited in amount and which may only be paid to the extent that funds are available and in the same percentage as is paid to all other holders of unsecured claims.A tenant or lease guarantor bankruptcy could delay efforts to collect past due balances under the relevant leases and could ultimately preclude full collection of these sums. A tenant or lease guarantor bankruptcy could cause a decrease or cessation of rental payments that would mean a reduction in our cash flow and the amount available to pay distributions to our Investors.

***Property taxes could increase due to property tax rate changes or reassessment, which could impact our cash flow.***

The real property taxes on our Property may increase as property tax rates change or as the Property is assessed or reassessed by taxing authorities. If the property taxes we pay increase, our financial condition, results of operations, cash flow, the value of our Securities and our ability to satisfy our principal and interest obligations and to make distributions to our Investors could be adversely affected.

***Uninsured losses relating to real property or excessively expensive premiums for insurance coverage, including due to the non-renewal of the Terrorism Risk Insurance Act of 2002, or the TRIA, could reduce our cash flows and the return on our Investors' investments.***

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with such catastrophic events could sharply increase the premiums we pay for coverage against property and casualty claims. This risk is particularly relevant with respect to potential acts of terrorism. The TRIA, under which the U.S. federal government bore a significant portion of insured losses caused by terrorism, will expire on December 31, 2020, and there can be no assurance that Congress will act to renew or replace the TRIA following its expiration. If the TRIA is not renewed or replaced, terrorism insurance may become difficult or impossible to obtain at reasonable costs or at all, which may result in adverse impacts and additional costs to us.

Changes in the cost or availability of insurance due to the non-renewal of the TRIA or for other reasons could expose us to uninsured casualty losses. If the Property incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss, which may reduce the value of our Investors' investments. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions to Investors.

Additionally, mortgage lenders insist in some cases that multifamily property owners purchase coverage against terrorism as a condition for providing mortgage loans. Accordingly, to the extent terrorism risk insurance policies are not available at reasonable costs, if at all, our ability to finance or refinance the Property could be impaired. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate, or any, coverage for such losses.

***Climate change may adversely affect our business.***
To the extent that climate change does occur and affects the markets that we invest in, we may experience extreme weather and changes in precipitation and temperature, all of which may result in physical damage or a decrease in demand for a property that we acquire. Should the impact of climate change be material in nature or occur for lengthy periods of time, the financial condition or results of operations for the Property would be adversely affected. In addition, changes in federal and state legislation and regulation on climate change could result in increased capital expenditures to improve the energy efficiency of the Property that we acquire in order to comply with such regulations

***Tenant relief laws may negatively impact our rental income and profitability.***
We may be involved in evicting residents who are not paying their rent or are otherwise in material violation of the terms of their lease. Eviction activities will impose legal and managerial expenses that will raise our costs. The eviction process is typically subject to legal barriers, mandatory "cure" policies and other sources of expense and delay, each of which may delay our ability to gain possession and stabilize the home. Additionally, state and local landlord-tenant laws may impose legal duties to assist residents in relocating to new housing or restrict the landlord's ability to recover certain costs or charge residents for damage that residents cause to the landlord's premises. We and any property managers we hire will need to be familiar with and take all appropriate steps to comply with all applicable landlord-tenant laws, and we will need to incur supervisory and legal expenses to ensure such compliance. To the extent that we do not comply with state or local laws, we may be subjected to civil litigation filed by individuals, in class actions or by state or local law enforcement. We may be required to pay our adversaries' litigation fees and expenses if judgment is entered against us in such litigation or if we settle such litigation.

***Real estate investments are relatively illiquid and may limit our flexibility.***
Real estate investments are relatively illiquid, which may tend to limit our ability to react promptly to changes in economic or other market conditions. Our ability to dispose of the Property in the future will depend on prevailing economic and market conditions. Our inability to sell the Property on favorable terms or at all could have an adverse effect on our sources of working capital and our ability to satisfy our debt obligations.

***The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions to our Investors and make additional investments.***
We intend to diversify our cash and cash equivalents among several banking institutions in an attempt to minimize exposure to any one of these entities. However, the Federal Deposit Insurance Corporation, or FDIC, only insures amounts up to $250,000 per depositor per insured bank. We expect to have cash and cash equivalents and restricted cash deposited in certain financial institutions in excess of federally insured levels. If any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits over $250,000.

***Potential development and construction delays and resultant increased costs and risks may hinder our operating results and decrease our net income.***

The Property will be subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities and community groups and our builders' ability to build in conformity with plans, specifications, budgeted costs and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder's performance may also be affected or delayed by conditions beyond the builder's control. Delays in completing construction could also give tenants the right to terminate preconstruction leases/purchase agreements. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a purchase price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

***Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for distributions to our Investors.***

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to substantial liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. Even if we are not subject to liability, other costs, which we would undertake to avoid or mitigate any such liability, such as the cost of removing or remediating hazardous or toxic substances could be substantial. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns.

The presence of hazardous substances, including hazardous substances that have not been detected, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties or damages we must pay will reduce our ability to make distributions to our Investors and may reduce the value of your investment.

Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce the amounts available for distribution to our Investors.

The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to our Investors. We may be subject to all the risks described here even if we do not know about the hazardous materials and if the previous owners did not know about the hazardous materials on the property.

In addition, when excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our projects could require us to undertake a costly remediation program to contain or remove the mold from the affected property or development project, which would adversely affect our operating results.

Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us or our property manager and its assignees from operating the Property. Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability.

***Costs associated with complying with the Americans with Disabilities Act and similar laws (including but not limited to Fair Housing Amendments Act of 1988 and the rehabilitation Act of 1973) may decrease cash available for distributions to our Investors.***
The Property may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Fair Housing Amendments Act of 1988 requires apartment communities first occupied after March 13, 1991 to comply with design and construction requirements for disabled access. For projects receiving federal funds, the Rehabilitation Act of 1973 also has requirements regarding disabled access. If the Property is not in compliance with such laws, then we could be required to incur additional costs to bring the property into compliance. We cannot predict the ultimate amount of the cost of compliance with such laws. Noncompliance with these laws could also result in the imposition of fines or an award of damages to private litigants. Substantial costs incurred to comply with such laws, as well as fines or damages resulting from actual or alleged noncompliance with such laws, could adversely affect us, including our future results of operations and cash flows.

***A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm our operations.***
Our Property may be susceptible to economic slowdowns or recessions, which could lead to financial losses in our investments and a decrease in revenues, net income and assets. An economic slowdown or recession, in addition to other non-economic factors such as an excess supply of properties, could have a material negative impact on the values of, and the cash flows from, residential real estate properties, which could significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to our Investors.

***Deficiencies in our internal control over financial reporting could adversely affect our ability to present accurately our financial statements and could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.***

Effective internal control is necessary for us to accurately report our financial results. There can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. As we grow our business, our internal control will become more complex, and we may require significantly more resources to ensure our internal control remains effective. Deficiencies, including any material weakness, in our internal control over financial reporting which may occur in the future could result in misstatements of our results of operations that could require a restatement, failing to meet our reporting obligations and causing investors to lose confidence in our reported financial information. These events could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

**Risks Related to the Offering**

***The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.***

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws.***

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

***Our Manager may have broad discretion in how the Company uses the net proceeds of the Offering.***

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's Manager will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.***

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

***The Company has the right to extend the Offering Deadline.***

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

***The Company may also end the Offering early.***

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

**Risks Related to the Securities**

***The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state and other securities regulations may apply, and each Investor should consult with their attorney.***
You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

***Investors will not be entitled to any inspection or information rights other than those required by law.***
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***Investors who are not U.S. Persons will not receive distributions until the earlier of (a) the time of the sale of the Property or (b) five (5) years.***
We do not intend to make distributions to non-U.S. Persons until distributions until the earlier of (a) the time of the sale of the Property or (b) five (5) years. We intend to leave undistributed distributions with our transfer agent, but may leave the funds in our bank account. Investors will not be able to expedite or request their distributions early if they are non-U.S. persons, this may reduce the return on investment, or in the event we liquidiate, may foreclose an investors ability to receive distributions.

***The Manager will receive a disproportionate share of distributions***
Our Operating Agreement provides that the Manager will have discretion over if and when a distribution of available funds will occur. In addition, the Manager will receive 50% of all distributions after the Members have received distributions in an amount equal to their respective capital contributions as well as a non-compounded preferred return of 8% per annum. Therefore, Members may receive less distributions, and as a result lower returns, than if all distributions were made on a pro-rata basis amongst the Members.

***There is no present market for the Securities and we have arbitrarily set the price.***

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

***There is no guarantee of a return on an Investor's investment.***
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

**BUSINESS**

**Property or Project Summary**

TEMPLE I, LLC is a real estate development and management company, organized in Pennsylvania as a limited liability company on June 26, 2020. The Company was formed for the purpose of building, developing, acquiring, and managing a luxury student housing apartment complex located in Philadelphia, PA, at 2200-2202 N 11th Street (the "**Property**"); the ownership of the parcel and the building is currently being transferred to Temple I, LLC, from one of other entities of NYCE Companies family.

Upon completion, the Property will be a 17-bed smart home building with AI-powered VIP concierge and 24/7 iPhone security. Located just blocks from the classrooms, students of Temple University will enjoy easy access to their school in as little as five minutes by foot.

**Plan of Operation**

The business plan for the Property is to lease out each unit to students of Temple University. The strategy is to hold for the long-term, with a projected exit date in 60 months. The exit date is subject to change.

**Market**

North Central Philadelphia, where the Property is located, offers an urban experience with many parks, bars, restaurants, and coffee shops—all right near Temple University. Comparable real estate development projects of the same type in the area lease at weighted aerage of $783 to $1,174 per bed. The Property will offer lease at average of $1,050 per bed.

**Sources & Uses**

The Project is relying on crowdfunding investors and financing through debt as described below.

**Leverage**

Currently there is no existing debt. The Company intends to obtain a construction loan in the amount of $780,000.00 to complete the construction of the Property. In the event the Company is unable to secure a construction loan, MFP Invest, LLC will be responsible for getting alternative financing in order to complete the construction of the Property.

**General Contractor and Development Partner**

Point Builders & Design Concepts, LLC ("PB+DC") will be the General Contractor and Development Partner of the Project. PB+DC is a member of the Company holding currently 11.7%

of outstanding units of membership interest; its ownership shall not dilute below 10% of the outstanding units after the completion of Offering.

PB+DC is a full service design and build studio specializing in high end residencies, commercial, and mixed use spaces.  Founded in 2014, PB+DC is a reflection of the beauty and grit which is uniquely Philadelphia.

PB+DC builds things. From commercial to residential, PB+DC employ and partner with personally selected, highly talented individuals to create an efficient and enjoyable curation, creation, build, and financing process. Specializing in development projects, construction management services, and owner representation, PB+DC continues to deliver a world class experience to its clients.

**Economic Overview**

Based on market rate data, the projected annual net operating income of the Property is $141,146 with a stabilized valuation of $2,352,433. This is based on receiving $950 in gross rental income per lease at a 6% cap rate – this is at a slightly higher cap rate than the Philadelphia market. These numbers are subject to change based on market conditions.

**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

**Litigation**

The Company is not subject to any current litigation or threatened litigation.

# USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering. The use of proceeds described below is an estimate based on Company's current business plan. The Company may, however, find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and the Company will have broad discretion in doing so.

| Use of Proceeds | % of Proceeds if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Proceeds if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
|---|---|---|---|---|
| Intermediary Fees | 4% | $4,000 | 4% | $14,400 |
| Construction costs[1] | 96% | $96,000 | 96% | $345,600 |
| **Total** | **100%** | **$100,000** | **100%** | **$360,000** |

1 Includes hard construction costs as well as soft cost associated with the development of the project.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

# DIRECTORS, OFFICERS AND MANAGERS

The directors, officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|------|------|------|------|
| Philip Michael | CEO of NYCE Companies, Inc., the Manager | **Jan 2017 – Present** CEO of NYCE Companies, a fintech holding company with subsidiaries in real estate, venture capital, tech and media<br><br>**Jan 2018 – Present** Editor-in-chief at wealthlab.co, a Google News-approved digital media/events affiliate of NYCE | **Harvard University** 2012, MBA, Marketing<br><br>**Roskilde University** 2011, MA, Corporate Communications, Psychology BA, Journalism, Psychology |
| NYCE Companies, Inc. | Manager | A Delaware corporation, incorporated on January 8, 2020 | N/A |

**Biographical Information**

Philip Michael is an award-winning entrepreneur, author, and real estate developer. He has built an eight-figure development portfolio since 2017.

NYCE Companies Inc., a Delaware corporation formed in 2020, is a real estate development and management company that is led by Philip Michael.

**Indemnification**

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Pennsylvania law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company does not currently have any employees.

# CAPITALIZATION, DEBT AND OWNERSHIP

## Capitalization

The Company's has authorized 1,177,750 units of membership interest (the "**Membership Interest**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 917,750 Membership Interest will be issued and outstanding.

## *Outstanding Capital Stock*

As of the date of this Form C, the Company's outstanding capital stock consists of:

| Type | Membership Interest |
|---|---|
| **Amount Outstanding** | 817,750 |
| **Voting Rights** | One vote for each unit of membership interest |
| **Anti-Dilution Rights** | The membership interest of Point Builders & Design Concepts, LLC, shall not be diluted by the admission of additional Members in crowdfunding round to less than ten percent (10%) of the issued and outstanding units of interest. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The outstanding units of membership interest are in the same class of units as the securities issued pursuant to this offering, thus limiting the voting power of the securities issued pursuant to this offering. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)** | 100% |
| **Distributions** | The Manager shall cause the Company to distribute available funds in the following order of priority:<br><br>First, to the Company's Members in proportion to their respective capital contributions, until the Members have received amounts equal to their capital contributions; |

| | Second, to the Company's Members in proportion to their respective capital contributions, until the Members have received a non-compounded preferred return of 8% per annum on their capital contributions; and |
|---|---|
| | Thereafter, distributed funds shall generally be apportioned as follows: |
| | a. fifty percent (50%) shall be apportioned between Manager and Point Builders & Design Concepts, LLC ("PB+DC") in the following manner: Manager (90%) and PB+DC (10%); and |
| | b. fifty percent (50%) shall be apportioned pro rata to the Members of the Company in proportion to their respective equity interests in the Company. |

***Outstanding Options, Safes, Convertible Notes, Warrants***

As of the date of this Form C, the Company has no additional securities outstanding.

***Outstanding Debt***

As of the date of this Form C, the Company has no debt outstanding.

**Ownership**

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount and Type or Class Held | Ownership |
|---|---|---|
| MFP, Invest, LLC<br><br>Person with the ability to vote the units of Membership Interest held by this entity: Philip Michael | Units of Membership Interest | 700,000 units of Membership Interest, constituting 85.6% of outstanding units |

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

**Operations**

TEMPLE I, LLC (the "**Company**") was organized on June 26, 2020, under the laws of the Commonwealth of Pennsylvania, and is headquartered in Philadelphia, PA.

The Company was formed for the purpose of building, developing, acquiring, and managing a luxury student housing apartment complex located in Philadelphia, PA, at 2200-2202 N 11th Street (the "**Property**"); the ownership of the parcel and the building is currently being transferred to Temple I, LLC, from one of other entities of NYCE Companies family.

**Cash and Cash Equivalents**

The Company was formed on June 26, 2020 and had no cash on hand in cash and cash equivalents as of June 30, 2020.

**Liquidity and Capital Resources**

While the proceeds from the Offering are not necessary to the Company's viability, they will positively affect Company's liquidity. The Company will be obtaining a construction loan once the Offering is complete to finish the construction. From there, the Company will take out a permanent mortgage. In addition, the Company may open a line of credit for Phase II or recapitalize.

**Capital Expenditures and Other Obligations**

The Company will soon receive the ownership of the Property (land and the already completed parts of the building) from a related NYCE Companies entity, MFP, Invest, LLC, as entity's initial contribution to the Company. The Capital Expenditures in near future will consist of completing the construction, managing the Property, and marketing expenses.

**Material Changes and Other Information**

*Trends and Uncertainties*

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

**Previous Offerings of Securities**

We have not made any securities offerings within the last three years. However, on July 31, 2020, our affiliate NYCE Companies, Inc. sold approximately 710,000 units of Simple Agreements for Future Equity (SAFEs) under the exemption from registration provided by Section 4(a)(6) of the Securities Act.

See the section titled "*Capitalization and Ownership*" for more information.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Minimum Target Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Investors should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries, or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, investors will be deemed to acknowledged the existance of any such actial or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

MFP, Invest, LLC ("MFP"), the majority member of the Company, is in the process of transferring the to the Company and such transfer shall be completed and recorded before the Offering is completed.  MFP is wholly owned by NYCE Companies, Inc. Michael Philip is a beneficial owner of MFP (as a 33.3% shareholder of NYCE Companies, Inc.) and of the Company (as a beneficial owner of MFP, the Company's majority member). MFP will transfer the title to the Property to the Company as its initial contribution, in exchange for 85.6% of membership interest, valued at approximately $700,000 (the Property is currently in construction).

## THE OFFERING AND THE SECURITIES

**The Offering**

The Company is offering a minimum amount of $100,000 (the "**Target Offering Amount**") and up to a maximum amount of $360,000 (the "**Maximum Offering Amount**") of units of Membership Interest (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $79, which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC, until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. <u>**Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**</u>

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and will provide notice of such closing to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via electronic certificate/PDF in exchange for their investment as soon as practicable thereafter.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

**PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.**

**The Securities**

We request that you please review this Form C and the Investment Purchase Agreement attached as Exhibit C, in conjunction with the following summary information.

*Transfer Agent and Registrar*

The Company will act as transfer agent and registrar for the Securities.

*Distributions*

The Company does not plan on making any regular distributions while the construction of the Property is not completed. Once the Property is stabilized, the Company intends to make distributions monthly or quarterly. However, the Manager may change the timing of distributions or determine that no distributions shall be made in its sole discretion.

Please note that this Offering will defer all dividend payments to non-U.S. Investors until the earlier of (a) when the Property is sold or (b) after five (5) years. At this time non-U.S. Investors will receive all accrued dividends in a lump-sum payment.

Distributions, if and when made, shall be made in the following order of priority:
 (d) First, to the Company's Members in proportion to their respective capital contributions, until the Members have received amounts equal to their capital contributions;
 (e) Second, to the Company's Members in proportion to their respective capital contributions, until the Members have received a non-compounded preferred return of 8% per annum on their capital contributions; and
 (f) Thereafter, distributed funds exceeding the terms of subpara. (b) shall be apportioned as follows:

a. fifty percent (50%) shall be apportioned between Manager and Point Builders & Design Concepts, LLC ("PB+DC") in the following manner: Manager (90%) and PB+DC (10%); and

b. fifty percent (50%) shall be apportioned pro rata to the Members of the Company in proportion to their respective equity interests in the Company.

*Voting and Control*

Except as specifically reserved to the Members, the Manager has all power and authority to manage, and direct the management of, the business and affairs of the Company. Approval by or action taken by the Manager in accordance with this Agreement constitutes approval or action by the Company and is binding on the Members.

No Member, in its capacity as such, shall participate in the operation or management of the business of the Company, transact any business in the Company name or have the power to sign documents for or otherwise bind the Company by reason of being a Member.

Any action taken by Members shall be effective and valid if taken or approved by the affirmative vote of holders of a majority of all membership interest in the Company. Except as otherwise provided in this Agreement, the submission of any action of the Company shall first be approved by the Manager.

*Anti-Dilution Rights*

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

*Restrictions on Transfer*

No member may voluntarily or involuntarily transfer, sell, convey, encumber, pledge, assign, or otherwise dispose of its membership interest in the Company.

## COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of four percent (4%) of the amount raised in the Offering to the Intermediary.

**Stock, Warrants and Other Compensation**

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of the Securities sold in the offering

## TAX MATTERS

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

## LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

## DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

## ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

# SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.


/s/
_____
(Signature)

Philip Michael
_____
(Name)

CEO of NYCE Companies, Inc. (the Manager)
_____
(Title)


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.


/s/
_____
(Signature)

Philip Michael
_____
(Name)

Managing Officer of TEMPLE I, LLC, and Managing Officer of MFP, Invest, LLC
_____
(Title)

August 19, 2020
_____
(Date)


*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

# EXHIBIT A

*Financial Statements*

# Temple I LLC

(a Delaware Limited Liability Company)

## Audited Financial Statements

As of June 26, 2020 (inception)

Audited by:



TaxDrop LLC
A New Jersey CPA Company

# Financial Statements

# Temple I LLC

Table of Contents



CPA & Advisor

**INDEPENDENT AUDITOR'S REPORT**

July 31, 2020

To:     Board of Directors of Temple I LLC
        Attn: Philip Michael, CEO

Re:     Financial Statement Audit
        Temple I LLC

We have audited the accompanying balance sheets of Temple I LLC (the "Company") as of June 26, 2020 (inception), and the related statements of income, retained earnings, and cash flows for June 26, 2020 (inception). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Auditor's Responsibility**

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Auditor's Conclusion**

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Temple I LLC as of June 26, 2020 (inception), and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

**TaxDrop**

TaxDrop LLC
A New Jersey CPA Company

**Temple I LLC**
**BALANCE SHEET**
**As of June 26, 2020**
**Audited**

ASSETS

| | | |
|---|---|---|
| Total Assets | $ | 0 |

LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| Total Liabilities | $ | 0 |

MEMBERS' EQUITY

| | |
|---|---|
| Member's Equity | 0 |
| Net Income | 0 |
| Total Members' Equity | 0 |
| Total Liabilities and Members' Equity | $ 0 |

**Temple I LLC**
**STATEMENT OF OPERATIONS**
**As of June 26, 2020**
**Audited**

| | | |
|---|---|---:|
| Revenues | $ | 0 |
| Cost of revenues | | 0 |
|   Gross profit (loss) | | 0 |
| | | |
| Operating expenses | | |
|   General and Administrative Expenses | | 0 |
| | | |
| Net Loss | $ | 0 |

**Temple I LLC**
**STATEMENT OF MEMBERS' EQUITY**
**As of June 26, 2020**
**Audited**

| | Member's Investment | Retained Earnings | Total Members' Equity |
|---|---|---|---|
| Balance as of June 26, 2020 (Inception) | $ 0 | $ 0 | $ 0 |
| Balance as of June 26, 2020 (Inception) | $ 0 | $ 0 | 0 |

**The accompanying notes are an integral part of these financial statements.**

**Temple I LLC**
**STATEMENT OF CASH FLOWS**
**As of June 26, 2020**
**Audited**

| | |
|---|---:|
| **Cash Flows from Operating Activities** | |
| Net Income (Loss) | $0 |
| | |
| Net cash used in operating activities | 0 |
| | |
| **Cash Flows from Investing Activities** | |
| | 0 |
| | |
| Net change in cash from investing activities | 0 |
| | |
| **Cash Flows from Financing Activities** | |
| | 0 |
| | |
| Net change in cash from financing activities | 0 |
| | |
| Net change in cash and cash equivalents | 0 |
| | |
| Cash and cash equivalents at beginning of period | 0 |
| Cash and cash equivalents at end of period | $0 |

**The accompanying notes are an integral part of these financial statements.**

**TEMPLE I LLC**
**NOTES TO FINANCIAL STATEMENTS**
**AS OF JUNE 26, 2020**

NOTE 1 – NATURE OF OPERATIONS

Temple I LLC (which may be referred to as the "Company", "we," "us," or "our") was formed in Delaware on June 26, 2020. The Company is an affiliate company of NYCE Companies, Inc., which plans to acquire, manage, and operate interests in real estate assets in the United States. The Company will hold ownership of a specific property and plans to generate income from rent, various fees, asset appreciation and liquidity events. The Company began operations in 2020.

The Company may rely on contributions from owners and any external investments to fund its operations. As of June 26, 2020, the day of inception, the Company has zero activity and may likely incur losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company will maintain its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.  Cash would consist of funds held in the Company's checking account. As of June 26, 2020, the Company had $0 of cash on hand.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and would consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses, etc. for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company is taxed as a partnership, and as such its results of operations flow through to its partners' tax returns where any income will be taxed at the level of the parent company.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. As of June 26, 2020, the Company has not yet filed its first tax return which will cover the calendar and fiscal year 2020.

Revenue Recognition

Effective June 26, 2020, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates income from rent, various fees, asset appreciation and liquidity events.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of June 26, 2020 the company had $0 in accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

No provision or liability for federal or state income taxes has been included in these financial statements.

NOTE 4 – MEMBERS' EQUITY

The Company has not issued any member units yet.

NOTE 5 – STOCK BASED COMPENSATION

As of June 26, 2020, the Company has not yet adopted a stock-based compensation plan.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2020. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Transfer of Ownership

The Company operates as an LLC under a parent company, NYCE Companies, Inc. NYCE Companies, Inc. is a fintech company whose affiliates own, manage, and operate real estate properties. NYCE Companies, Inc., through its affiliates, owns each specific location of real estate property. The Company is currently in the process of acquiring title to the property ("Temple Property") which has an estimated completion date of 2020 via a contribution from NYCE Companies, Inc, which currently holds title.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $340,000 in Membership Units. The Company is attempting to raise a minimum amount of $100,000 in this offering and up to $340,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 4% commission fee and 1% of the securities issued in this offering.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through July 31, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

**EXHIBIT B**

*Offering Page found on Intermediary's Portal.*

 

| | |
|---|---|
| **Company Name** | TEMPLE I |

---

| | |
|---|---|
| **Logo** | TEMPLE I. |

---

| | |
|---|---|
| **Headline** | Invest in a smart-tech student housing development next to Temple University |

---

| | |
|---|---|
| **Hero Image** | NYCE. WE WANT TO CREATE 100K MILLIONAIRES. |

---

| | |
|---|---|
| **Tags** | Real Estate |

---

**Pitch text**

# The Project

Temple I is a 10,000 square foot, 17-bed student-housing smart building that is being developed by NYCE Companies, Inc. in the North Central Philadelphia area, next to Temple University. The building will include a total of 4 bi-level coliving apartments, with four coliving units/bedrooms in each. Tenants will lease individual bedrooms within the apartments.

### The $79 Story...



Back in July of 2014, I arrived in NYC with no SSN, credit, bank account or any network. Just $79 in my PayPal account, making "ends meet" ($500 every three weeks) as a radio host and writer.

Without boring you with trivial boo-hoo details, fast forward to April 2016, I did my first deal, it appraised north of $1 million shortly after and things went from there.

As of today, we're currently developing $57 million of real estate in NYC Metro and Philly—and we've helped 800+ first-time investors of color own a piece of prime real estate.

Because of how I started, we thought it would be fitting to bring it all full circle and help others kickstart their wealth-building journey the same way I did mine: with $79.

## OK, back to the property...



The first smart-home powered building by Temple University, Forbes called it "the Millennial's wet dream." Why, we're not sure. We do know this, however: We've specifically designed and built it for the end user in mind.AI-powered VIP concierge. 24/7 iPhone Security. esports lounge and roommate-matching technology—powered by Nooklyn. (New York Times called it the "Match.com for Roommates. Seriously.)



**PROGRESS**: The property was acquired by NYCE in 2018 and the development is expected to be completed in the 4th quarter of 2020.



### Press


Forbes
make it
FINANS
FC Barcelona star and business partner want to create 100,000 Black millionaires through real estate investing
Martin Braithwaite er sammen med si... morfar og onkel på vej mod at have e... ejendomsportefølje i USA til en værdi... knap 400 mio. kr.
FC Barcelona Striker's Uncle Files For $50 Million IPO: 'We Want To Create 100,000 New Millionaires'
Forbes
FINANS

### Development Partners

TEMPLE I is run by a seasoned team of local and international operators. We're partnering with PBDC as project manager and joint venture partner, a Philadelphia group with over $20 million in projects managed and developed in the Philadelphia metro area. In addition, co-founder is a seasoned real estate developer and former CEO of HTH Kitchen Esbjerg, a leading luxury kitchen/bath retail brand.

## The Location

2200 North 11th Street, Philadelphia, PA


TEMPLE I & II
FAIRHILL
STRAWBERRY MANSION
KENSINGTON
WEST KENSINGTON
NORTH PHILADELPHIA EAST
TEMPLE I:
DEVELOPMENT SITE
TEMPLE

TEMPLE I is located right smack in the middle of Temple University's campus, only two blocks from the class room. In fact, directly from your window, you'll get a sneak peak of Temple's football team.

Campus offers an urban experience with many parks, bars, restaurants and coffee shops—all in the shadow of Temple University and just one mile from Fishtown, the "hottest neighborhood in America," per Forbes. (Did we mention that?)



A five-minute walk to class, students living at TEMPLE I enjoy easy access to Temple University and with the Temple U train station just two blocks away, downtown Philadelphia is less than a 10 minutes away.

Outside of campus life, the property is three blocks from the train that takes you directly to 30th Street Station, Philadelphia's main transportation hub and Amtrak's third-busiest station behind Union Station in DC and Penn Station in New York.



## Booming Student-Housing Market

Temple University is one of the hottest real estate markets in the country. Sitting in a historic, gentrifying North Philadelphia neighborhood, Temple University has set application and enrollment records every year since 2013—creating insane demand for quality student housing product.

More than 90% of Temple students live off campus and occupancy in North Central Philadelphia was over 95% with the vast majority

living in old townhouses. The following table outlines the set of comparable properties that we have used to base our rental assumptions:

| BOOMING STUDENT-HOUSING MARKET | | | |
|---|---|---|---|
| PROPERTY | YEAR OPENED | # OF BEDS | MONTHLY RENT/BED |
| DIAMOND GREEN | 2012 | 350 | $850 |
| THE NEST | 2019 | 405 | $1,050 |
| 1417 N. 15TH | 2012 | 144 | $850 |
| 1536 N. CARLISLE | 2014 | 27 | $800 |
| TEMPLE I | 2020 | 17 | $875 |

## The Offering

We are offering equity interests in the TEMPLE I development project. Investors will receive an 8% preferred return. In addition to having a piece of the project, investors will be able to track their investment in our upcoming app, set to launch in Q4.


NYCE. app
NYCE.
Build your real estate portfolio for $500.
Invest in NYCE.
$100
NYCE.
Temple I TMPL
$1500
You own 3 shares.
NYCE.
Your portfolio is up 1.35% today.

### Financial Overview

We acquired the TEMPLE I parcel on March 12, 2018, for $113,000 including closing costs. To date, we have completed approximately half of the construction and anticipate additional costs of $600,000. To date, NYCE has been funding the project—there is no outstanding debt on the property.

| FINANCIAL OVERVIEW | | | |
|---|---|---|---|
| USE OF FUNDS | AMOUNT | PER GROSS SF | PER BED |
| Land Acquisition | $113,680 | $11.37 | $6,687 |
| Hard Costs | $1,249,375 | $125.00 | $73,493 |
| Soft Costs | $62,469 | $6.25 | $3,675 |
| Developer Fee | $99,565 | $9.96 | $5,857 |
| **Total Project Costs** | **$1,525,089** | **$152.59** | **$89,711** |

## Operating Pro Forma

Upon completion, we intend to operate Temple I as a student-housing co-living property where students rent individual bedrooms. Our anticipated holding period is five years at which point we will look to sell the property.

## TEMPLE I: ANNUAL CASH FLOW

| SUMMARY OF PROPERTY CASH FLOW ON ANNNUAL BASIS | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| YEAR ENDED | 12/31/2020 | 12/31/2021 | 12/31/2022 | 12/31/2023 | 12/31/2024 | 12/31/2025 | 12/31/2026 | 12/31/2027 | 12/31/2028 | 12/31/2029 |
| **FOR THE YEARS** | **1** | **2** | **3** | **4** | **5** | **6** | **7** | **8** | **9** | **10** |
| **REVENUE** | | | | | | | | | | |
| **RESIDENTIAL UNITS IN OPERATION** | **9** | **17** | **17** | **17** | **17** | **17** | **17** | **17** | **17** | |
| **Gross Potential Rent** | **$8,550** | **$194,285** | **$200,113** | **$206,116** | **$212,300** | **$218,669** | **$225,229** | **$231,986** | **$238,945** | **$225,042** |
| Vacancy | -$428 | -$9,714 | -$10,006 | -$10,306 | -$10,615 | -$10,933 | -$11,261 | -$11,599 | -$11,947 | -$11,252 |
| Concessions: Lease Up | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Concessions: Stabilization | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Bad Debt | -$86 | -$1,943 | -$2,001 | -$2,061 | -$2,123 | -$2,187 | -$2,252 | -$2,320 | -$2,389 | -$2,250 |
| **Net Residential Rental Income** | **$8,037** | **$182,627** | **$188,106** | **$193,749** | **$199,562** | **$205,549** | **$211,715** | **$218,067** | **$224,609** | **$211,539** |
| Gross Potential Retail Rent | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Vacancy | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Expense Recovery | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| **Effective Gross Retail Income** | **$0** | **$0** | **$0** | **$0** | **$0** | **$0** | **$0** | **$0** | **$0** | **$0** |
| **Effective Gross Income** | **$8,037** | **$182,627** | **$188,106** | **$193,749** | **$199,562** | **$205,549** | **$211,715** | **$218,067** | **$224,609** | **$211,539** |
| **OPERATING EXPENSES** | | | | | | | | | | |
| **RESIDENTIAL** | | | | | | | | | | |
| Real Estate Taxes | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Insurance | -$496 | -$5,965 | -$6,144 | -$6,328 | -$6,518 | -$6,714 | -$6,915 | -$7,122 | -$7,336 | -$6,909 |
| Repairs & Maintanence | -$425 | -$5,113 | -$5,266 | -$5,424 | -$5,587 | -$5,754 | -$5,927 | -$6,105 | -$6,288 | -$5,922 |
| Trash | -$142 | -$1,704 | -$1,755 | -$1,808 | -$1,862 | -$1,918 | -$1,976 | -$2,035 | -$2,096 | -$1,974 |
| Landscaping & Snow Removal | -$142 | -$1,704 | -$1,755 | -$1,808 | -$1,862 | -$1,918 | -$1,976 | -$2,035 | -$2,096 | -$1,974 |
| Advertising & Marketing | -$354 | -$4,261 | -$4,388 | -$4,520 | -$4,656 | -$4,795 | -$4,939 | -$5,087 | -$5,240 | -$4,935 |
| Management Fee & Admin | -$513 | -$11,657 | -$12,007 | -$12,367 | -$12,738 | -$13,120 | -$13,514 | -$13,919 | -$14,337 | -$13,503 |
| Utilities | -$425 | -$5,113 | -$5,266 | -$5,424 | -$5,587 | -$5,754 | -$5,927 | -$6,105 | -$6,288 | -$5,922 |
| Reserves | -$496 | -$5,965 | -$6,144 | -$6,328 | -$6,518 | -$6,714 | -$6,915 | -$7,122 | -$7,336 | -$6,909 |
| **Net Residential Rental Income** | **-$2,992** | **-$41,481** | **-$42,726** | **-$44,008** | **-$45,328** | **-$46,688** | **-$48,088** | **-$49,531** | **-$51,017** | **-$48,048** |
| **RETAIL** | | | | | | | | | | |
| **Total Retail Operating Expenses** | - | **$0** | **$0** | **$0** | **$0** | **$0** | **$0** | **$0** | **$0** | **$0** |
| **NET OPERATING INCOME** | **5,045** | **$141,146** | **$145,380** | **$149,742** | **$154,234** | **$158,861** | **$163,627** | **$168,536** | **$173,592** | **$163,491** |
| Real Estate Taxes | | 23% | 23% | 23% | 23% | 23% | 23% | 23% | 23% | 23% |

## Investor Returns

Investors will receive returns from cash flow derived from our rental operations as well as upon the sale of the property. We are estimating that over a 5 year period, investors will receive a total return of 12% annual IRR. The following chart outlines the estimated returns based on a $1,000 investment at the 8% preferred return.



## Our Mission

Millennials of color—women in particular—have been dealt one of the worst hand in recent history, inheriting a $923.6B wealth gap that will take 228 years to close. The main driver behind this wealth inequality is the fact that Millennial minorities don't own real estate. We want to help ERASE this troubling trend.



According to Duke University, real estate/home ownership would narrow the racial wealth gap by 31%. So this is why we launched a mission to help marginalized groups become first-time investors



Since April, over 800 first-time investors of color have invested $727K+ in our real estate portfolio. Our goal is to bring on over 100,000 Millennial moguls to co-own the real estate with us and collectively build generational wealth.

## Press



Forbes
make it
FC Barcelona star and business partner want to create 100,000 Black millionaires through real estate investing
BiggerPockets
#BlackLivesMatter: Violence Isn't the Answer—THIS Is...
BLACK. LIVES. MATTER.
Forbes
New Barcelona Signing Martin Braithwaite And His Uncle Just Broke Ground On Smart Home Project In Philadelphia
crunchbase news
So what's next for the real estate industry and proptech? Philip Michael, founder of NYCE Co., a fintech company that owns, manages and operates real estate properties, said he expects companies to take a look at their overhead, which includes real estate, and consider
Forbes
BiggerPockets
crunchbase

BLACK ENTERPRISE
A MISSION TO INVEST IN 1,000 FOUNDERS OF COLOR BY 2020
As many know, few venture dollars are distributed in the black community. Well,
BØRSEN.
BØRSEN.
LØRDAG
Forbes
How To Break Into Real Estate Investing As A Solopreneur
BUSINESS INSIDER
Barcelona controversially signed a 28-year-old Danish forward for $19 million, and promptly slapped him with a $324 million release clause
The Guardian
Lockdown also allowed for video analysis - "the perfect time" - and the chance to follow investments he and his uncle Philip - "more like a brother" - have in the US, a real estate project aimed at creating a new generation of investors, especially women and ethnic minorities. "We want to show people that as humans we're powerful, more than we believe and we're getting told."
BLACK ENTERPRISE
Forbes
The Guardian

**Team**



| Philip Michael | Founder, NYCE | Philip is an award-winning entrepreneur, author and real estate developer. He's built an eight-figure development portfolio since 2017. |



Martin Braithwaite — Co-founder, NYCE



Dmitriy Ishimbayev — General Counsel



Vineet Kumar — Head of Creative



Nat Remy — Head of Community



Michael Hallett — Project Manager/Builder

**Perks**

| $500 | Free download of Philip's bestseller "Real Estate Wealth Hacking: How To 10x Your Net Worth In 18 Months" |
| --- | --- |
| $3,000 | Free wealth-building Starter Kit by NYCE + signed copy of Philip's bestselling book "Real Estate Wealth Hacking: How To 10x Your Net Worth In 18 Months" |
| $5,000 | Intense power course focused on wealth-building and goal-setting for 6-weeks led by Philip. Plus, all previous perks. |
| $10,000 | Your name on a plaque in the building + all previous perks. |
| $25,000 | Join annual board of directors meeting + all previous perks. |

**FAQ**

| Who is NYCE? | NYCE is a New York City-based fintech/media holding company founded by Philip Michael and Martin Braithwaite. NYCE currently has $57 million in active real estate developments (stabilization value) in NYC Metro and Philadelphia. |

| | |
|---|---|
| **Who owns the property?** | A NYCE affiliate SPV called TEMPLE I, LLC. |
| **Who will live in the property?** | Students around Temple University and/or employees at Temple University Hospital. |
| **Who will manage the property after it's completed?** | A local property management company that will report to NYCE management. |
| **Will all of the tenants be Temple students?** | More than likely, yes. There's skyrocketing demand for quality student housing. |
| **How could COVID affect this investment?** | Excellent question. Smaller universities have been hit hard by COVID in the short term and will be moving to virtual classes. Larger universities, however, will remain intact. That said, we have two additional hedges; 1) should COVID strike again and delay classes, we currently own 100% with no debt so we can "ride the storm," 2) Temple University Hospital employees offer a solid base of potential tenants. |
| **Can I visit the property?** | Yes, absolutely. We're planning an unveiling party for investors. |
| **How will I make money?** | From capital gains (appreciation of the property) and cash flow from rental income. |
| **What tax forms do I receive?** | Investors will receive K-1s. |
| **Can I redeem my investment?** | You can redeem your investment in 36 months, along with capital gains. |
| **How do I get my money back?** | In the event of a liquidity event (refinance or sale). We are working on an option for shareholders to trade their shares via our app that's under production. |

| | |
|---|---|
| **How can I monitor the performance of my investment?** | Through the app. In addition, we will be sending out annual investor reports and hold quarterly conference calls. |
| **What is the tax structure?** | LLC. |
| **What fees does NYCE charge?** | No fees at the moment. There is the possibility of standard promote structure, which gives management an incentive in the event of spectacular performance. |
| **What if the property needs more money? Are there any capital calls?** | No! You're all set. |
| **What is the 8% preferred return? Is that guaranteed?** | Good question. Despite what many think, an 8% preferred return doesn't = a guaranteed return. No investment is guaranteed; even if a hypothetical one existed, it is **illegal** to claim or market an investment as such.<br><br>A preferred return simply means that investors in any project get paid *first* before any bonus to an investment manager is paid.<br><br>Generally speaking, a preferred return structure incentivizes the manager—who most often only put in a fraction of the investment capital—to *outperform* his/her "pref" (i.e. the 8% preferred the return hurdle) in order to unlock his/her compensation.<br><br>This is the structure for 95%+ of hedge funds, private equity funds, real estate development projects etc.<br><br>In this case, however, NYCE is the majority investor (90%) alongside all Republic investors. |
| **Will I receive a dividend?** | Since the project is being developed, there won't be any distributions until the project is complete, rented out and cash-flowing (i.e. "stabilized"). Once stabilized, all investors (including the largest investor) |

**EXHIBIT C**

*Form of Investment Purchase Agreement*

---

Temple I, LLC
a Pennsylvania limited liability company

---

SUBSCRIPTION DOCUMENTS BOOKLET

---

Investor: «=investor.name»

Temple I, LLC
(the "**Company**")

**Table of Contents to Subscription Agreement Booklet**

UPON DECIDING TO PURCHASE UNITS OF MEMBERSHIP INTERESTS IN THE COMPANY, PLEASE COMPLETE THE DOCUMENTS BELOW USING THE PORTAL MAINTAINED BY THE INTERMEDIARY HOSTING THE OFFERING:

**Table of Contents**

This document is your application to purchasing an interest in the Company. THE SUBSCRIPTION AGREEMENT MUST BE READ IN ITS ENTIRETY. IT CONTAINS VARIOUS STATEMENTS, REPRESENTATIONS, WARRANTIES, AND COVENANTS.

This document is attached to the Company's Operating Agreement to show the Subscriber's consent and membership to it.

This document is a necessary tax form each Subscriber must complete so that the Company may make distributions if the Subscruber is a U.S. Person.

This document is a necessary tax form each Subscriber must complete so that the Company may make distributions if the Subscruber is a Non-U.S. Person.

This document provides the Company with the name(s) the Subscriber(s) will holder their interest in the Company.

This provides the Company the ability to affix Subscribers' signature on to documents as necessary and appropriate with regard to the Company.

This Subscription Documents Booklet will be electronically provided to the Company upon the close of the Offering.


**SUBSCRIPTION AGREEMENT**
**TEMPLE I, LLC**


Temple I, LLC
85 Broad Street
New York, NY 10004

Ladies and Gentlemen:

    1. **Subscription**.

        1.1. The undersigned (the "**Subscriber**"), intending to be legally bound, hereby irrevocably agrees to purchase from Temple I, LLC, a Pennsylvania limited liability company (the "**Company**"), the number of units of membership interests (the "**Units**") in set forth on the front of this Subscription Agreement at a purchase price of $1/unit for the aggregate purchase price set forth on the front page hereto (the "**Subscription Price**") on the terms and conditions of the Limited Liability Company Operating Agreement governing the Company, as amended from time to time (the "**Operating Agreement**"), a copy of which the Subscriber has received and read. This subscription is submitted to NYCE Companies, Inc., the Manager of the Company (the "**Manager**") by the Subscriber in accordance with and subject to the terms and conditions described in this Subscription Agreement, relating to the Reg CF offering by the Company (the "**Offering**") of up to 340 Units for maximum aggregate gross proceeds of $340,000 ("**Maximum Offering Amount**").[1]

        1.2. The closing of the Offering (the "**Closing**") will occur on the Offering deadline listed in the Form C or, if the Manager decides otherwise, the earliest to occur of (i) the date subscriptions for the Maximum Offering Amount have been accepted or (ii) a date determined by the Manager in its sole discretion, provided that subscriptions for the Minimum Offering Amount have been accepted *provided in either case* the Manager provides proper notice pursuant to Reg. CF Rule 304(b).  If the Closing has not occurred, the Offering shall be terminated (i) April 30, 2021, which period may be extended by the Manager in its sole discretion, or (ii) on any date on which the Manager elects to terminate the Offering in its sole discretion (the "**Termination Date**").

    2. **Payment**. Concurrent with the execution hereof, the Subscriber authorizes Prime Trust, LLC, a Nevada trust as escrow agent for the Company's Offering (the "**Escrow Agent**"), to request the Subscription Price from the Subscriber.   The Escrow Agent to maintain all such funds for the Subscriber's benefit in a segregated non-interest-bearing account until the earliest to occur of: (i) the Closing, (ii) the rejection of such subscription or (iii) the Termination Date.

    3. **Termination of Offering or Rejection of Subscription**.

---

[1] The total amount of Units issued in this offering may exceed 340,000 as the intermediary for this offering is entitled to one percent (1%) of all securities sold, this means the maximum amount of Units  that may be issued in this offering is 343,400.

3.1. In the event that the Company does not affect the Closing on or before the Termination Date (as amended), the Escrow Agent will promptly refund the Subscription Price paid by the Subscriber, without deduction, offset or interest accrued thereon and this Subscription Agreement shall thereafter be of no further force or effect.

3.2. The Subscriber understands and agrees that the Manager, in its sole discretion, reserves the right to accept or reject this or any other subscription for Units, in whole or in part, and for any reason or no reason, notwithstanding prior receipt by the Subscriber of notice of acceptance of this subscription. If the Manager rejects a subscription, either in whole or in part (which decision is in its sole discretion), the Company shall cause the Escrow Agent to return promptly the rejected Subscription Price or the rejected portion thereof to the Subscriber without deduction, offset or interest accrued thereon. If this subscription is rejected in whole this Subscription Agreement shall thereafter be of no further force or effect. If this subscription is rejected in part, this Subscription Agreement will continue in full force and effect to the extent this subscription was accepted.

4. **Acceptance of Subscription**. The Company reserves the right, in its sole and absolute discretion, to accept or reject the Subscription in whole or in part. The valid execution of this Agreement shall be conditioned upon the following terms being met: (a) the Company has the unconditional right, exercisable in its sole and absolute discretion, to accept or reject this Agreement in whole or in part; (b) subscriptions need not be accepted in the order received; (c) all subscriptions are subject to prior sale, withdrawal, modification or cancellation of the Offering by the Company; (d) no subscription will be valid unless and until accepted by the Company; (e) this Agreement will be deemed to be accepted by the Company only when it is signed by an authorized representative of the Company on behalf of the Company; and (f) notwithstanding anything in this Agreement to the contrary, the Company has no obligation to issue the Membership Interests to any person to whom the issuance of the Membership Interests would constitute a violation of any federal or state securities laws.

5. **Representations and Warranties, Acknowledgments, and Agreements**. The Subscriber hereby acknowledges, represents, warrants, and agrees to and with the Company and the Manager as follows:

5.1. The Subscriber is aware that an investment in the Units involves a significant degree of risk, and has received and carefully read the Offering Statement (Form C) and, in particular, the "Risk Factors" section therein. The Subscriber understands that the Company is subject to all the risks applicable to early-stage companies, whether or not set forth in such "Risk Factors." The Subscriber acknowledges that no representations or warranties have been made to it or to its advisors or representatives with respect to the business or prospects of the Company, or their financial condition.

5.2. The offering and sale of the Units has not been registered under the Securities Act of 1933, as amended (the "**Securities Act**"), or any state securities laws. The Subscriber understands that the offering and sale of the Units is intended to be exempt from registration under the Securities Act, by virtue of Regulation CF of the Securities Act of 1933 thereof, based, in part, upon the representations, warranties and agreements of the Subscriber contained in this Subscription Agreement.  The Subscriber is purchasing the Units for its own account for investment purposes only and not with a view to or intent of resale or distribution thereof in violation of any applicable securities laws, in whole or in part.

5.3. The Subscriber acknowledges that neither the SEC nor any state securities commission or other regulatory authority has passed upon or endorsed the merits of the offering of the Units.

5.4. In evaluating the suitability of an investment in the Units, the Subscriber has not relied upon any representation or information (oral or written) other than as set forth on https://republic.co/temple-i together with any attached exhibits including, the Operating Agreement and this Subscription Agreement.

5.5. Except as previously disclosed in writing to the Company, the Subscriber has taken no action that would give rise to any claim by any person for brokerage commissions, finders' fees or the like relating to this Subscription Agreement or the transactions contemplated hereby and the Subscriber shall be solely liable for any such fees and shall indemnify the Company with respect thereto pursuant to Section 6.

5.6. The Subscriber, together with its advisors, if any, has such knowledge and experience in financial, tax, and business matters, and, in particular, investments in securities, so as to enable it to utilize the Offering Statement to evaluate the merits and risks of an investment in the Units and the Company and to make an informed investment decision with respect thereto.

5.7. No consent, approval, authorization, or order of any court, governmental agency or body, or arbitrator having jurisdiction over the Subscriber or any of the Subscriber's affiliates is required for the execution of this Subscription Agreement or the performance of the Subscriber's obligations hereunder, including, without limitation, the purchase of the Units by the Subscriber.

5.8. The Subscriber has adequate means of providing for such Subscriber's current financial needs and foreseeable contingencies and has no need for liquidity of its investment in the Units for an indefinite period of time.

5.9. The Subscriber (a) if a natural person, represents that the Subscriber has reached the age of 18 (or such other age as required by their  state of residence) and has full power and authority to execute and deliver this Subscription Agreement and all other related agreements or certificates and to carry out the provisions hereof and thereof; or (b) if a corporation, partnership, or limited liability company or other entity, represents that such entity was not formed for the specific purpose of acquiring the Units, such entity is duly organized, validly existing, and in good standing under the laws of the state of its organization, the consummation of the transactions contemplated hereby is authorized by, and will not result in a violation of, state law or its charter or other organizational documents, such entity has full power and authority to execute and deliver this Subscription Agreement and all other related agreements or certificates and to carry out the provisions hereof and thereof and to purchase and hold the Units, the execution and delivery of this Subscription Agreement has been duly authorized by all necessary action, this Subscription Agreement has been duly executed and delivered on behalf of such entity and is a legal, valid, and binding obligation of such entity; or (c) if executing this Subscription Agreement in a representative or fiduciary capacity, represents that it has full power and authority to execute and deliver this Subscription Agreement in such capacity and on behalf of the subscribing individual, ward, partnership, trust, estate, corporation, or limited liability company or partnership, or other entity for whom the Subscriber is executing this Subscription Agreement, and such individual, partnership, ward, trust, estate, corporation, or limited liability company or partnership, or other entity has full right and power to perform pursuant to this Subscription Agreement and make an investment in the Company, and represents that this Subscription Agreement constitutes a legal, valid, and binding obligation of such entity.  The execution and delivery of this Subscription Agreement will not violate or be in conflict with any order, judgment, injunction, agreement or controlling document to which the Subscriber is a party or by which it is bound.

5.10. Any power of attorney of the Subscriber granted in favor of the Manager contained in the Operating Agreement has been executed by the Subscriber in compliance with the laws of the state, province, or jurisdiction in which such agreements were executed.

5.11. The Subscriber is either (a) a natural person resident, (b) a partnership, corporation, or limited liability company organized under the laws of the United States, (c) an estate of which any executor or administrator is a U.S. person, (d) a trust of which any trustee is a U.S. person, (e) an agency or branch of a foreign entity located in the United States, (f) a non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person, or (g) a partnership or corporation organized or incorporated under the laws of a foreign jurisdiction that was formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act.  The Subscriber is not (i) a discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. person by a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the United States, (ii) an estate of which any professional fiduciary acting as executor or administrator is a U.S. person if an executor or administrator of the estate who is not a U.S. person has sole or shared investment discretion with respect to the assets of the estate and the estate is governed by foreign law, (iii) a trust of which any professional fiduciary acting as trustee is a U.S. person, if a trustee who is not a U.S. person has sole or shared investment discretion with respect to the trust assets and no beneficiary of the trust (and no settlor if the trust is revocable) is a U.S. person, (iv) an employee benefit plan established and administered in accordance with the law of a country other than the United States and customary practices and documentation of such country, or (v) an agency or branch of a U.S. person located outside the United States that operates for valid business reasons engaged in the business of insurance or banking that is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located.

5.12. Any information which the Subscriber has heretofore furnished or is furnishing herewith to the Company is true, complete, and accurate and may be relied upon by the Manager, or the Company in particular, in determining the availability of an exemption from registration under federal and state securities laws in connection with the Offering.  The Subscriber further represents and warrants that it will notify and supply corrective information to the Company immediately upon the occurrence of any change therein occurring prior to the Company's issuance of the Units.

5.13. The Subscriber is not, nor is it acting on behalf of, a "benefit plan investor" within the meaning of 29 C.F.R. § 2510.3-101(f)(2), as modified by Section 3(42) of the Employee Retirement Income Security Act of 1974 (such regulation, the "**Plan Asset Regulation**", and a benefit plan investor described in the Plan Asset Regulation, a "**Benefit Plan Investor**"). For the avoidance of doubt, the term Benefit Plan Investor includes all employee benefit plans subject to Part 4, Subtitle B, Title I of ERISA, any plan to which Section 4975 of the Internal Revenue Code applies and any entity, including any insurance company general account, whose underlying assets constitute "plan assets", as defined under the Plan Asset Regulation, by reason of a Benefit Plan Investor's investment in such entity.

5.14. The Subscriber is satisfied that the Subscriber has received adequate information with respect to all matters which it or its advisors, if any, consider material to its decision to make this investment.

5.15. Within five (5) days after receipt of a written request from the Manager, the Subscriber will provide such information and deliver such documents as may reasonably be necessary to comply with any and all laws and ordinances to which the Company is subject.

5.16. THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR ANY STATE SECURITIES LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE UNITS ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED BY THE OPERATING AGREEMENT. THE UNITS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION, OR ANY OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE MEMORANDUM OR THIS SUBSCRIPTION AGREEMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

5.17. The Subscriber should check the Office of Foreign Assets Control ("**OFAC**") website at http://www.treas.gov/ofac before making the following representations. The Subscriber represents that the amounts invested by it in the Company in the Offering were not and are not directly or indirectly derived from activities that contravene federal, state, or international laws and regulations, including anti-money laundering laws and regulations. Federal regulations and Executive Orders administered by OFAC prohibit, among other things, the engagement in transactions with, and the provision of services to, certain foreign countries, territories, entities, and individuals. The lists of OFAC prohibited countries, territories, persons, and entities can be found on the OFAC website at http://www.treas.gov/ofac. In addition, the programs administered by OFAC (the "**OFAC Programs**") prohibit dealing with individuals, including specially designated nationals, specially designated narcotics traffickers, and other parties subject to OFAC sanctions and embargo programs, or entities in certain countries regardless of whether such individuals or entities appear on the OFAC lists. Furthermore, to the best of the Subscriber's knowledge, none of: (a) the Subscriber; (b) any person controlling or controlled by the Subscriber; (c) if the Subscriber is a privately-held entity, any person having a beneficial interest in the Subscriber; or (d) any person for whom the Subscriber is acting as agent or nominee in connection with this investment is a country, territory, individual, or entity named on an OFAC list, or a person or entity prohibited under the OFAC Programs. Please be advised that the Company may not accept any amounts from a prospective investor if such prospective investor cannot make the representation set forth in the preceding paragraph. The Subscriber agrees to promptly notify the Company should the Subscriber become aware of any change in the information set forth in these representations. The Subscriber understands and acknowledges that, by law, the Company may be obligated to "freeze the account" of the Subscriber, either by prohibiting additional subscriptions from the Subscriber, declining any redemption requests and/or segregating the assets in the account in compliance with governmental regulations, and the Company may also be required to report such action and to disclose the Subscriber's identity to OFAC. The Subscriber further acknowledges that the Company may, by written notice to the Subscriber, suspend the redemption rights, if any, of the Subscriber if the Company reasonably deems it necessary to do so to comply with anti-money laundering regulations applicable to the Company or any of the Company's other service providers. These individuals include specially designated nationals, specially designated narcotics traffickers, and other parties subject to OFAC sanctions and embargo programs.

5.18. To the best of the Subscriber's knowledge, none of: (a) the Subscriber; (b) any person controlling or controlled by the Subscriber; (c) if the Subscriber is a privately-held entity, any person having a beneficial interest in the Subscriber; or (d) any person for whom the Subscriber is acting as agent or nominee in connection with this investment is a senior foreign political figure, or an immediate family member or close associate of a senior foreign political figure. A "senior foreign political figure" is a senior official in the executive, legislative, administrative, military, or judicial branches of a foreign government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a foreign government-owned corporation. In addition, a "senior foreign political figure" includes any corporation, business, or other entity that has been formed by, or for the benefit of, a senior foreign political figure. "Immediate family" of a senior foreign political figure typically includes the figure's parents, siblings, spouse, children, and in-laws. A "close associate" of a senior foreign political figure is a person who is widely and publicly known to maintain an unusually close relationship with the senior foreign political figure, and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of the senior foreign political figure.

5.19. If the Subscriber is affiliated with a non-U.S. banking institution (a "**Foreign Bank**"), or if the Subscriber receives deposits from, makes payments on behalf of, or handles other financial transactions related to a Foreign Bank, the Subscriber represents and warrants to the Company that: (a) the Foreign Bank has a fixed address, other than solely an electronic address, in a country in which the Foreign Bank is authorized to conduct banking activities; (b) the Foreign Bank maintains operating records related to its banking activities; (c) the Foreign Bank is subject to inspection by the banking authority that licensed the Foreign Bank to conduct banking activities; and (d) the Foreign Bank does not provide banking services to any other Foreign Bank that does not have a physical presence in any country and that is not a regulated affiliate.

5.20. The Subscriber has read and reviewed the confidentiality provisions found in Article XIV of the Company's Operating Agreement, which are hereby incorporated by reference and the Subscriber affirms their understanding and consent to.

5.21. Each of the representations and warranties of the parties hereto set forth in this Section 5 and made as of the date hereof shall be true and accurate as of the Closing applicable to the subscription made hereby as if made on and as of the date of such Closing.

6. **Indemnification**. The Subscriber agrees to indemnify and hold harmless the Company, the Manager, and their respective officers, directors, employees, agents, members, partners, control persons, and affiliates (each of which shall be deemed third party beneficiaries hereof) from and against all losses, liabilities, claims, damages, costs, fees, and expenses whatsoever (including, but not limited to, any and all expenses incurred in investigating, preparing, or defending against any litigation commenced or threatened) based upon or arising out of any actual or alleged false acknowledgment, representation, or warranty, or misrepresentation or omission to state a material fact, or breach by the Subscriber of any covenant or agreement made by the Subscriber herein or in any other document delivered in connection with this Subscription Agreement. Notwithstanding the foregoing, no representation, warranty, covenant, or acknowledgment made herein by the Subscriber shall be deemed to constitute a waiver of any rights granted to it under the Securities Act or state securities laws.

7. **Irrevocability; Binding Effect**. The Subscriber hereby acknowledges and agrees that the subscription hereunder is irrevocable by the Subscriber, except as required by applicable law, and that this Subscription Agreement shall survive the death or disability of the Subscriber and shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives, and permitted assigns. If the Subscriber is more than one person, the obligations of the Subscriber hereunder shall be joint and several and the agreements, representations, warranties, and acknowledgments herein shall be deemed to be made by and be binding upon each such person and such person's heirs, executors, administrators, successors, legal representatives, and permitted assigns.

8. **Modification**. This Subscription Agreement shall not be modified or waived except by an instrument in writing signed by the party against whom any such modification or waiver is sought.

9. **Assignability**. This Subscription Agreement and the rights, interests, and obligations hereunder are not transferable or assignable by the Subscriber and the transfer or assignment of the Units shall be made only in accordance with all applicable laws and the Operating Agreement. Any assignment contrary to the terms hereof shall be null and void and of no force or effect.

10. **Applicable Law and Jurisdiction**. This Subscription Agreement and the rights and obligations of the Subscriber arising out of or in connection with this Subscription Agreement,

the Operating Agreement and the Offering Statement shall be construed in accordance with and governed by the internal laws of the Commonwealth of Pennsylvania without regard to principles of conflict of laws. The Subscriber (a) irrevocably submits to the non-exclusive jurisdiction and venue of the state and federal courts sitting in Philadelphia, PA, in any action arising out of this Subscription Agreement, the Operating Agreement, and the Offering Statement and (b) consents to the service of process by mail.

11. **Use of Pronouns**.  All pronouns and any variations thereof used herein shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons referred to may require.

12. **Miscellaneous**.

12.1. Sections 15.1 (Addresses and Notices) and 15.2 (Further Action) of the Operating Agreement are deemed incorporated by reference into this Subscription Agreement.

12.2. This Subscription Agreement, together with the Operating Agreement, constitutes the entire agreement between the Subscriber and the Company with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof.  The terms and provisions of this Subscription Agreement may be waived, or consent for the departure therefrom granted, only by a written document executed by the party entitled to the benefits of such terms or provisions.

12.3. The covenants, agreements, representations, and warranties of the Company and the Subscriber made, and the indemnification rights provided for, in this Subscription Agreement shall survive the execution and delivery hereof and delivery of the Units, regardless of any investigation made by or on behalf of any party, and shall survive delivery of any payment for the Subscription Price.

12.4. Except to the extent otherwise described in the Offering Statement, each of the parties hereto shall pay its own fees and expenses (including the fees of any attorneys, accountants or others engaged by such party) in connection with this Subscription Agreement and the transactions contemplated hereby whether or not the transactions contemplated hereby are consummated.

12.5. This Subscription Agreement may be executed in one or more counterparts each of which shall be deemed an original (including signatures sent by facsimile transmission or by email transmission of a PDF scanned document or other electronic signature), but all of which shall together constitute one and the same instrument.

12.6. Each provision of this Subscription Agreement shall be considered separable and, if for any reason any provision or provisions hereof are determined to be invalid or contrary to applicable law, such invalidity or illegality shall not impair the operation of or affect the remaining portions of this Subscription Agreement.

12.7. Paragraph titles are for descriptive purposes only and shall not control or alter the meaning of this Subscription Agreement as set forth in the text.

12.8. Words and expressions which are used but not defined in this Subscription Agreement shall have the meanings given to them in the Operating Agreement.

*Signature Page Follows*

**Subscription Agreement to subscribe for Temple I, LLC**

Legal Name of Subscriber

«=investor.name»
_____

Number of Units subscribed for

_____

«=investment.amount»

Total Purchase Price of Units subscribed for

_____

Investor Information:

_____

Address

_____

_____

City

_____

State

_____

Zip

_____

Country

_____

Email Address

«=investor.email»
_____

_____

_____

## EXHIBIT A - SIGNATURE PAGE TO THE SUBSCRIPTION AGREEMENT

### TEMPLE I, LLC
### UNITS

**The Subscriber hereby elects to subscribe under the Subscription Agreement for the number and price of the Units stated on the front page of this Subscription Agreement and executes the Subscription Agreement.**

Print Name of Subscriber: «=investor.name»

By and Date:

Title of Authorized Signatory (if an entity):

**Accepted:**

**TEMPLE I, LLC**
**By: NYCE COMPANIES INC. as Manager**

By and Date: «=issuer.signature»

Name: Philip Michael

Title: CEO of NYCE Companies, Inc.

**EXHIBIT A – SIGNATURE PAGE TO OPERATING AGREEMENT**

**[Attached]**

<center>**COUNTERPART SIGNATURE PAGE**
**TO**
**OPERATING AGREEMENT**</center>

        Reference is made to the Operating Agreement of the Company, dated as of _____ (as may be amended from time to time, the "Operating Agreement"), by and among the Members of Temple I, LLC (the "Company").

        The undersigned hereby executes this counterpart signature page to the Operating Agreement and authorizes this signature page to be attached as a counterpart signature page to the Operating Agreement.

        The undersigned acknowledges that he/she/it is a Member for all purposes under the Operating Agreement and that, in such capacity, the undersigned will be bound by, and will be entitled to the rights and benefits of, the terms and provisions of the Operating Agreement.

By: «=investor.signature»
Name and Date: «=investor.name»
[ ] Check Box if Entity
[ ] Check Box if Co-Subscriber
By Co-Subscriber: «=co_subscriber.signature»
Name Co-Subscriber: «=co_subscriber.name»

## Exhibit B-I – Substitute Form W-9

## FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each holder of Membership Interests must provide the Company with a correct Taxpayer Identification Number ("TIN"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the Subscriber has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-9.

Under the penalties of perjury, I certify that:

(1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. citizen or other U.S. person (defined in the instructions).

**Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns.**

Each person to be named on the certificate should complete this section.

| | |
|---|---|
| Subscriber | Co-Subscriber (if Applicable) |
| «=investor.name» | «=co-investor.name» |
| Signature: | Signature: |
| «=investor.signature» | «=co_subscriber.signature» |
| Social Security or Tax Identification # | Social Security or Tax Identification # |
| «=investor.ssn» | «=co_subscriber.ssn» |

<u>**Exhibit B-II – Substitute Form W-8BEN**</u>

**FEDERAL INCOME TAX BACKUP WITHHOLDING**

In order to prevent the application of federal income tax backup withholding, each holder of Membership Interests must provide the Company with a correct Taxpayer Identification Number or a foreign tax identification number ("TIN"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the Subscriber has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-8BEN.

Under the penalties of perjury, I certify that:

(1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2) The income to which this form relates is: (a) not effectively connected with the conduct of a trade or business in the United States, (b) effectively connected but not subject to tax under applicable income tax treaty, or (c) the partner's share of a partnership effectively connected income.

(3) I am a not a U.S. citizen or other U.S. person (defined in the instructions).

**Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns.**

Each person to be named on the certificate should complete this section.

| Subscriber: | Co-Subscriber (if Applicable): |
|---|---|
| «=investor.name» | «=co-investor.name» |
| Signature: | Signature: |
| «=investor.signature» | «=co_subscriber.signature» |
| Country of Residence : | Country of Residence : |
| «=investor.COUNTRY» | «=co_subscriber.COUNTRY» |
| TIN #: | TIN #: |
| «=investor.ssn» | «=co_subscriber.ssn» |

## Exhibit C – Registration Instructions

Please print or type below the exact way in which the Subscriber desires the Certificates to be registered. Use multiple sheets if necessary.

NAME: «=investor.name»

Additional Name if Tenant in Common or Joint Tenants: «=co_subscriber.name»

Mailing Address: _____

Social Security Number or other Taxpayer Identification Number: _____

Number of Membership Interests to be registered in above name(s): _____

Legal form of ownership: (select one)

|    |    |    |    |
|----|----|----|----|
| __ | Individual (or Entity) | __ | Joint Tenants w/ Rights of Survivorship |
| __ | Tenants in Common | __ | Other: _____ |

## Exhibit D – Power of Attorney

The undersigned, as a Member, hereby makes, constitutes and appoints the Manager, NYCE Companies, Inc., his, her, or its true and lawful attorney-in-fact for him, her, or it and in such Member's name, place, and stead, to make, execute, sign, acknowledge, file for recording at the appropriate public offices, and publish such documents as may be necessary to carry out the provisions of the Operating Agreement, including (i) the Operating Agreement, (ii) any Articles of Organization, and (iii) such other certificates or instruments as may be required by law, or are necessary to the conduct of the Company business.  Each Member will execute and deliver to the Manager, within five (5) days after receipt of such person's written request therefor, such other and further powers of attorney and instruments as the Manager deems necessary to carry out the purpose of this Section. For the avoidance of any doubt, no Member will be required to deliver to the Manager any further powers of attorney or instruments if the subject power of attorney or instruments relates to an action required by the Operating Agreement to be approved by the Members until such time as the requisite percentage of the Members has approved such actions in accordance with the Operating Agreement.

The foregoing grant of authority is hereby declared to be irrevocable and a power coupled with an interest and will not be affected by the death or disability of any Member or the assignment by any Member of his, her or its Interest; provided that in the event of such assignment of a Member's entire interest, the foregoing power of attorney of an assignor Member will survive such assignment only until such time as the assignee is admitted to the Company as a Substitute Member and all required documents and instruments have been duly executed, filed, and recorded to effect each substitution or until such time as the Company repurchases such Member's remaining rights as permitted in the Operating Agreement.

In the event of any conflict or inconsistency between the provisions of the Operating Agreement and any document executed, signed or acknowledged by the Manager or filed for recording or published pursuant to the power of attorney granted hereby, the Operating Agreement will govern except to the extent such document specifically amends the Operating Agreement.


By and Date: «=investor.signature»
Name: «=investor.name»
[ ] Check Box if Entity
[ ] Check Box if Co-Subscriber
By Co-Subscriber: «=co_subscriber.signature»
Name Co-Subscriber: «=co_subscriber.name»

**EXHIBIT D**

*Operating Agreement*

# OPERATING AGREEMENT
## of Temple I, LLC
### a Pennsylvania limited liability company

THIS OPERATING AGREEMENT is made and entered into effective _____ _____, 2020, by and among Members listed on Schedule 1 or as thereafter amended from time to time (each a "Member" and collectively, the "Members"), who are the sole members of **Temple I, LLC**.

## SECTION 1
## THE LIMITED LIABILITY COMPANY

1.1 *Formation*. Effective June 26, 2020 (the "Effective Date"), the Members formed a limited liability company under the name **Temple I, LLC** (the "Company") on the terms and conditions in this Operating Agreement (the "Agreement") and pursuant to the laws of the Commonwealth of Pennsylvania. The Members agree to file with the appropriate agency in the Commonwealth of Pennsylvania charged with processing and maintaining such records and documentation required to form the Company. The rights and obligations of the parties expressly provided in this Agreement, provided that such rights and obligations are consistent with the laws and requirements established under applicable law in the Commonwealth of Pennsylvania.

1.2 *Name*. The business of the Company shall be conducted under the name **Temple I, LLC**, or such other name upon which the Members may unanimously agree.

1.3 *Purpose*. The purpose of the Company is to engage in any lawful act or activity for which a limited liability company may be formed within the Commonwealth of Pennsylvania.

1.4 *Office*. The Company shall maintain its principal business office at the following address: 2200-2202 North 11th Street, Philadelphia, PA 19133.

1.5 *Registered Agent*. Northwest Registered Agent, LLC, is the Company's initial registered agent in the Commonwealth of Pennsylvania, and the registered office is located at: 1150 First Avenue, Suite 511, King of Prussia, Pennsylvania 19406.

1.6 *Term*. The term of the Company commenced on the date of its formation and shall continue perpetually unless sooner terminated as provided in this Agreement.

1.7 *Names and Addresses of Members*. The Members' names and addresses are attached as Schedule 1 to this Agreement. The Manager shall update the books and records of the Company from time to time as necessary to reflect accurately the name and mailing address of each Member therein.

1.8 *Admission of Additional Members*. Except as otherwise expressly provided in this Agreement, additional members may be admitted to the Company at such times as determined by the Manager and upon additional members agreeing to be bound by the terms of this Agreement by completing, signing, and delivering to the Manager, a completed form of adherence, which is then accepted by the Manager. The Manager may withhold its consent to the admission of any additional member for any reason. No entity or an individual may become a Member without acquiring an interest in the Company. A total of three hundred and sixty thousand (360,000) units of membership interest in the Company shall be set aside and designated for the admission of additional Members ("Additional Members"). The membership interest of Point Builders & Design Concepts, LLC, shall not be diluted by the admission of Additional Members as a result of the initial offering of units of Members via an offering under Section 4(a)(6) of the Securities Act of 1933 (the "Securities Act") to less than ten percent (10%) of the issued and outstanding units of interest. For the avoidance of doubt, upon admission, Additional Members shall be considered "Members" with respect to this Agreement.

1.9 *Confidentiality*. All information contained in the accounts and reports pertaining to the Company and any other information disclosed to a Member under or in connection with this Agreement is confidential and non-public and each Member undertakes to treat that information as confidential information and to hold that information in confidence. No Member shall, and each Member shall ensure that every person connected with or associated with that Member shall not, disclose to any person or use to the detriment of the Company or any Member any confidential information which may have come to its knowledge concerning the affairs of the Company or any Member and each Member shall use any such confidential information exclusively for the purposes of monitoring and evaluating its investment in the Company. The obligations set out in Section 1.9 shall not apply to any information which: (a) is public knowledge and readily publicly accessible as of the date of such disclosure; (b) becomes public knowledge and readily publicly accessible, other than as a result of a breach of this Section 1.9; or (c) has been publicly filed with the U.S. Securities and Exchange Commission. The restrictions on disclosing confidential information set out in Section 1.9 shall not apply to the disclosure of confidential information by a Member: (a) to any person, with the prior written consent of the Manager (which may be given or withheld in the Manager's sole discretion); (b) if required by law, rule or regulation applicable to the Member (including without limitation disclosure of the tax treatment or consequences thereof), or by any governmental entity having jurisdiction over the Member, or if requested by any governmental entity having jurisdiction over the Member, but in each case only if the Member (unless restricted by any relevant law or governmental entity): (i) provides the Manager with reasonable advance notice of any such required disclosure; (ii) consults with the Manager prior to making any disclosure, including in respect of the reasons for and content of the required disclosure; and (iii) takes all reasonable steps permitted by law that are requested by the Manager to prevent the disclosure of confidential information (including (a) using reasonable endeavors to oppose and prevent the requested disclosure and (b) returning to the Manager any confidential information held by the Member or any person to whom the Member has disclosed that confidential information in accordance with this Section); or (c) to its trustees, officers, directors, employees, legal advisers, accountants, investment managers, investment advisers and other professional consultants who would customarily have access to such information in the normal course of performing their duties, but subject to the condition that each such person is bound either by professional duties of confidentiality or by an obligation of confidentiality in respect of the use and dissemination of the information no less onerous than this Section.


# SECTION 2
## CAPITAL CONTRIBUTIONS


2.1 *Initial Contributions*. The Members initially shall contribute to the Company capital as described in Schedule 2 attached to this Agreement.


2.2 *Additional Contributions*. No Member shall be obligated to make any additional capital contribution to the Company but may make an additional capital contribution to acquire additional interests at such Members sole discretion *provided* such additional interests are acquired with the Manager's consent.


2.3 *Interest on Capital Contributions*. Members are not entitled to interest or other compensation for or on account of their capital contributions to the Company except to the extent, if any, expressly provided in this Agreement.


2.4 *Additional Members*. Capital contributions by additional members shall be payable in one installment and shall be paid prior to the date of the proposed acceptance by the Manager of a member's admission as a Member (or within five business days thereafter with the Managers approval).


# SECTION 3
## ALLOCATION OF PROFITS AND LOSSES; DISTRIBUTIONS


3.1 *Profits/Losses*. For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis and shall be allocated to the Members in proportion to each Member's relative capital interest in the Company as set forth in Schedule 2 as amended from time to time in accordance with U.S. Department of the Treasury Regulation 1.704-1.


3.2 *Distributions*. Manager shall determine and distribute available funds if and when they see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Manager. Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to U.S. Department of the

Treasury Regulation 1.704.1(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in U.S. Department of the Treasury Regulation 1.704.1(b)(2)(ii)(d). Manager shall cause the Company to distribute available funds in the following order of priority:

(a) First, to the Company's Members in proportion to their respective capital contributions, until the Members have received amounts equal to their capital contributions;

(b) Second, to the Company's Members in proportion to their respective capital contributions, until the Members have received a non-compounded preferred return of 8% per annum on their capital contributions; and

(c) Thereafter, distributed funds exceeding the terms of subpara. (b) of this Section 3.2 shall be apportioned as follows:

   a. fifty percent (50%) shall be apportioned between Manager and Point Builders & Design Concepts, LLC ("PB+DC") in the following manner: Manager (90%) and PB+DC (10%); and

   b. fifty percent (50%) shall be apportioned pro rata to the Members of the Company in proportion to their respective equity interests in the Company.

3.3 *No Right to Demand Return of Capital.* No Member has any right to any return of capital or other distribution except as expressly provided in this Agreement. No Member has any drawing account in the Company.

## SECTION 4

## INDEMNIFICATION

4.1 The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he or she is or was a Member of the Company, Manager, employee, or agent of the Company, or is or was serving at the request of the Company, against expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Members determine that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, has no reasonable cause to believe his/her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo Contendere" or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which he reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was lawful.

## SECTION 5
## POWERS AND DUTIES OF MANAGERS

5.1 *Management of Company*. NYCE Companies, Inc. is the initial Manager of the Company (the "Manager"). The Manager shall serve for an indefinite term, but that the Manager may be removed for Cause following an affirmative vote of Members holding at least majority of interest in the Company.

(a)     "Cause" is defined as:

(1)     the Manager's continued breach of any material provision of this Agreement following a period of 30 days after written notice thereof (or 45 days after written notice of such breach if the Manager, under certain circumstances, has taken steps to cure such breach within 30 days of the written notice);

(2)     the commencement of any proceeding relating to the bankruptcy or insolvency of the Manager, including an order for relief in an involuntary bankruptcy case or the Manager authorizing or filing a voluntary bankruptcy petition;

(3)     the Manager committing fraud against Members, misappropriating or embezzling Company funds, or acting, or failing to act, in a manner constituting bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under this Agreement; provided, however, that if any of these actions is caused by an employee, personnel and/or officer of the Manager or one of its affiliates and the Manager (or such affiliate) takes all necessary and appropriate action against such person and cures the damage caused by such actions within 30 days of the Manager's actual knowledge of its commission or omission, then the Manager may not be removed; or

(4)     the dissolution of the Manager.

Unsatisfactory financial performance does not constitute "Cause"

(b)     Assignment of Rights.   The Manager may assign its rights under this Agreement in its entirety or delegate certain of its duties under this Agreement to any of its affiliates without the approval of Members so long as the Manager remains liable for any such affiliate's performance.

(c)     Withdrawal as Manager.   The Manager may withdraw as the Manager if the Company shall become required to register as an investment company under the Investment Company Act, with such withdrawal deemed to occur immediately before such event.

(d)     Resignation.  The Manager may resign at any time by delivering written resignation to the Members.

(e)     Replacement Manager.     In the event of the removal, withdrawal, or resignation of the Manager, the holders of a majority interest in the Company shall designate a succeeding manager of the Company. Other than accrued fees payable to the Manager, no additional compensation shall be paid to the Manager in the event of the removal, withdrawal, or resignation of the Manager.

5.2     *Authority of the Manager*.

(a)     Except as specifically reserved to the Members elsewhere in this Agreement, the Manager has all power and authority to manage, and direct the management of, the business and affairs of the Company. Approval by or action taken by the Manager in accordance with this Agreement constitutes approval or action by the Company and is binding on the Members.

(b)     Subject to the limitations imposed by law and herein, the Manager has the power to conduct, manage, and control both the ordinary business of the Company and extraordinary transactions including, without limitation, the power to:

(1)     approve the acquisition, disposition, purchase, sale, exchange, or liquidation, in whole or in part, of the business, assets, or property of the Company;

(2)     authorize the making, modification, amendment, or termination of any agreement with the Members or an affiliate of the Members;

(3)     authorize any distribution to the Members;

(4)     change the Fiscal Year of the Company;

(5)     make any determination to indemnify any entity or individual;

(6)     approve any change of the location of the headquarters of the Company;

(7)     open, conduct, and close checking, savings, custodial, and other accounts on behalf of the Company in such banks or other financial institutions as the Manager may select from time to time;

(8)     negotiate, enter into, execute, and exercise the Company's rights under any and all contracts necessary, desirable, or convenient with respect to the business and affairs of the Company;

(9)     execute any notifications, statements, reports, returns, registrations, or other filings that are necessary or desirable to be filed with any local, state, or federal agency, commission, or authority, including, without limitation, any registration of securities with any state

or federal securities commission, and appear before such agency, commission, or authority on behalf of the Company;

(10)    purchase or bear the cost of any insurance covering the potential liabilities of the Company, the Manager, any other officer or employee of the Company, and any other entity or individual acting on behalf of the Company;

(11)    commence, defend, or settle litigation pertaining to the Company, its business or assets;

(12)    employ accountants, attorneys, contractors, brokers, investment managers, engineers, consultants, or other persons, firms, corporations, or entities on such terms and for such compensation as it shall determine is proper, including, without limitation, the Members or persons and entities who may be affiliates, or who perform services for, or have business, financial, family, or other relationships with, the Members, or any manager, officer, or employee;

(13)    enter into, make, and perform such contracts, agreements, and other undertakings, to execute, acknowledge, and deliver such instruments, and to do such other acts, as it may deem necessary or advisable for, or as may be incidental to, the conduct of the business contemplated by this Section 5.2(b), including, without limitation, contracts, agreements, undertakings, and transactions with the Members or with any other person, firm, or corporation which is an affiliate or which performs services for or has any business, financial, family, or other relationship with the Members.

(14)    approve any obligation of the Company for borrowed money; make, issue, accept, endorse, or execute promissory notes, drafts, bills of exchange, letters of credit, guarantees or other instruments and evidences of indebtedness or of contingent liability; and approve the granting of any security therefor;

(15)    authorize any commitment relating to a loan by the Company to any entity or a guarantee by the Company of any obligation of any entity;

(16)    approve any purchase or lease of real property;

(17)    adopt, approve, or terminate any individual or group employee retirement plan or any other welfare benefit plan or policy or any modifications thereto; and

(18)    redeem membership interests, issue additional interests, admit additional Members, or amend this Agreement; and

(19)    determine the capital contribution to be made by additional members acquiring interest in the Company.

(c)    None of the powers granted in Section 5.2(b) broaden or extend powers that are specifically limited by Section 5.2(d) or any other provision of this Agreement.

5.3     *Duties of the Manager*. In addition to obligations imposed by other provisions of this Agreement, the Manager shall devote to the Company the time that is reasonably necessary to carry out the business of the Company in order to accomplish its purposes. The Manager, on behalf of the Company and at the expense of the Company, shall:

(a)     execute, acknowledge, and certify all documents and instruments and take or cause to be taken all actions that may be necessary or appropriate (i) for the continuation of the Company's valid existence as a limited liability company under the laws of the Commonwealth of Pennsylvania and of each other jurisdiction in which such existence is necessary to protect the limited liability of the Members, (ii) to effectuate the provisions of this Agreement, or (iii) to enable the Company to conduct its business;

(b)     to the extent reasonably deemed necessary or appropriate by the Manager, cause all persons dealing with the Company, the Manager, or any agent or employee of the Company acting on behalf of the Company, to be aware of the character of the Company as a limited liability company;

(c)     conduct the affairs of the Company in compliance with applicable laws and in the best interests of the Company;

(d)     not permit the use of Company funds or assets for other than the benefit of the Company;

(e)     obtain and maintain on behalf of the Company such all-risk, public liability, workers' compensation, officers' liability, fidelity, forgery, and other insurance, if any, as may be available on commercially reasonable terms and as may be deemed necessary or appropriate by the Manager;

(f)     hold all Company property in the Company name or, in the case of cash or cash equivalents, in one or more depository accounts as to which the Company is a beneficial owner;

(g)     use reasonable efforts not to cause the Company to incur debts or other liabilities or obligations beyond the Company's ability to pay such liabilities.

5.4 *Authority of the Members*. No Member, in its capacity as such, shall participate in the operation or management of the business of the Company, transact any business in the Company name or have the power to sign documents for or otherwise bind the Company by reason of being a Member.

## SECTION 6
## SALARIES, REIMBURSEMENT, AND PAYMENT OF EXPENSES

6.1 *Organization Expenses*. The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Members shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member.

6.2 *Salary*. No salary shall be paid to a Member for the performance of his or her duties under this Agreement unless the salary has been approved in writing by the Manager. Compensation in reasonable amounts may be paid to the Manager if approved by Members holding majority of membership interest.

6.3 *Legal and Accounting Services*. The Company may obtain legal and accounting services to the extent reasonably necessary for the conduct of the Company's business.

## SECTION 7
## BOOKS OF ACCOUNT, ACCOUNTING REPORTS, TAX RETURNS, FISCAL YEAR, BANKING

7.1 *Method of Accounting*. The Manager shall determine the method of accounting to be used by the Company. The Company shall use the method of accounting previously determined by the Manager for financial reporting and tax purposes.

7.2 *Fiscal Year; Taxable Year*. The fiscal year and the taxable year of the Company is the calendar year such that the Company's fiscal year end shall be December 31.

7.3 *Capital Accounts*. The Company shall maintain a Capital Account for each Member on a cumulative basis in accordance with federal income tax accounting principles.

7.4 *Banking*. All funds of the Company shall be deposited in a separate bank account or in an account or accounts of a savings and loan association in the name of the Company as determined by the Manager. Company funds shall be invested or deposited with an institution, the accounts or deposits of which are insured or guaranteed by an agency of the United States government.

7.5 *Tax Matters*.

a) *Appointment*. The Manager or shall serve as the "Tax Representative" of the Company for purposes of this Section 7.5. The Tax Representative shall have the authority of both (i) a "tax matters partner" under the Internal Revenue Code ("Code") section 6231 before it was amended by the Bipartisan Budget Act of 2015 (the "BBA"), and (ii) the "partnership representative" under Code section 6223(a) after it was amended.

b) *Tax Examinations and Audits*. At the expense of the Company, the Tax Representative shall represent the Company in connection with all examinations of the Company's affairs by the Internal Revenue Service and state taxing authorities (each, a "Taxing Authority"), including resulting administrative and judicial proceedings, and is authorized to engage accountants, attorneys, and other professionals in connection with such matters. No Member will act independently with respect to tax audits or tax litigation of the Company, unless previously authorized to do so in writing by the Tax Representative, which authorization may be withheld by the Tax Representative in his, her, or its sole and absolute discretion. The Tax Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any Taxing Authority, recognizing that the decisions of the Tax Representative may be binding upon all of the Members.

c) *Tax Elections and Deficiencies*. Except as otherwise provided in this Agreement, the Tax Representative, in his, her, or its sole discretion, shall have the right to make on behalf of the Company any and all elections under the Internal Revenue Code or provisions of State tax law. Without limiting the previous sentence, the Tax Representative, in his, her, or its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the "partnership representative" or the Company under the BBA, including but not limited to an election under Code section 6226 as amended by the BBA, and the Members shall take such actions requested by the Tax Representative. To the extent that the Tax Representative does not make an election under Code section 6221(b) or Code section 6226 (each as amended by the BBA), the Company shall use commercially reasonable efforts to (i) make any modifications available under Code section 6225(c)(3), (4), and (5), as amended by the BBA, and (ii) if requested by a Member, provide to such Member information allowing such Member to file an amended federal income tax return, as described in Code section 6225(c)(2) as amended by the BBA, to the extent such amended return and payment of any related federal income taxes would reduce any taxes payable by the Company.

d) *Deficiencies*. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any taxes imposed pursuant to Code section 6226 as amended by the BBA) will be paid by such Member and if required to be paid (and actually paid) by the Company, may be recovered by the Company from such Member (i) by withholding from such Member any distributions otherwise due to such Member, or (ii) on demand. Similarly, if, by reason of changes in the interests of the Members in the Company, the Company, or any Member (or former Member) is required to pay any taxes (including penalties, additions to tax or interest imposed with respect to such taxes) that should properly be the obligation of another Member (or former Member), then the Member (or former Member) properly responsible for such taxes shall promptly reimburse the Company or Member who satisfied the audit obligation.

e) *Tax Returns*. At the expense of the Company, the Tax Representative shall use commercially reasonable efforts to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company is required to file returns. As soon as reasonably possible after the end of each taxable year of the Company, the Tax Representative will cause to be delivered to each person who was a Member at any time during such taxable year, IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such person's federal, state, and local income tax returns for such taxable year.

f)  *Consistent Treatment of Tax Items*. No Member shall treat any Company Tax Item inconsistently on such Member's Federal, State, foreign or other income tax return with the treatment of such Company Tax Item on the Company's tax return. For these purposes, the term "Company Tax Item" means any item of the Company of income, loss, deduction, credit, or otherwise reported (or not reported) on the Company's tax returns.

7.6 *Right of Inspection*.

a)  *In General*. If a Member wishes additional information or to inspect the books and records of the Company for a bona fide purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

b)  *Bona Fide Purpose*. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a bona fide purpose.

c)  *Representative*. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

d)  *Restrictions*. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

i.  Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

ii.  No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

iii.  No Member may review the books and records of the Company more than once during any twelve (12) month period.

iv.  Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

v.  A representative of the Company may be present at any inspection of the Company's books and records.

vi.  If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requested Members.

vii.  The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

## SECTION 8
## TRANSFER OF MEMBERSHIP INTEREST

8.1 *Sale or Encumbrance Prohibited*. Except as otherwise permitted in this Agreement, no Member may voluntarily or involuntarily transfer, sell, convey, encumber, pledge, assign, or otherwise dispose of (collectively, "Transfer") its interest in the Company without the prior written consent of the Manager.

8.2 *Right of First Refusal*. Notwithstanding Section 8.1, a Member may transfer all or any part of the Member's interest in the Company (the "Interest") as follows:

a)　　　The Member desiring to transfer his or her Interest first must provide written notice (the "Notice") to the Manager, specifying the price and terms on which the Member is prepared to sell the Interest (the "Offer").

b)　　　For a period of 30 days after receipt of the Notice, the Company may acquire all, but not less than all, of the Interest at the price and under the terms specified in the Offer. Upon acquiring the Interest, the Company shall allocate the Interest to the remaining Members pro rata based on the ownership interests of the remaining Members.

c)　　　Closing of the sale of the Interest shall occur as stated in the Offer; provided, however, that the closing shall not be less than 45 days after expiration of the 30-day notice period.

d)　　　If the Company fails or refuses to notify the transferring Member of its desire to acquire all of the Interest proposed to be transferred within the 30-day period following receipt of the Notice, then the Company shall be deemed to have waived its right to acquire the Interest on the terms described in the Offer, and the transferring Member may sell and convey the Interest consistent with the Offer to any other person or entity; provided, however, that notwithstanding anything in Section 8.2 to the contrary, should the sale to a third person be at a price or on terms that are more favorable to the purchaser than stated in the Offer, then the transferring Member must reoffer the sale of the Interest to the Company at that other price or other terms; provided, further, that if the sale to a third person is not closed within six months after the expiration of the 30-day period described above, then the provisions of Section 8.2 shall again apply to the Interest proposed to be sold or conveyed.

8.3 *Substituted Parties*. Any transfer in which the Transferee becomes a fully substituted Member is not permitted unless and until:

(1) Satisfaction of Section 1.8 of this Agreement;

(2) The transferor and assignee execute and deliver to the Company the documents and instruments of conveyance necessary or appropriate in the opinion of counsel to the Company to effect the transfer and to confirm the agreement of the permitted assignee to be bound by the provisions of this Agreement; and

(3) The transferor furnishes to the Company an opinion of counsel, satisfactory to the

12

Company, that the transfer shall not cause the Company to terminate for federal income tax purposes or that any termination is not adverse to the Company or the other Members.

8.4 *Death, Incompetency, or Bankruptcy of Member*. On the death, adjudicated incompetence, or bankruptcy of a Member, the successor in interest to the Member (whether an estate, bankruptcy trustee, or otherwise) shall receive only the economic right to receive distributions whenever made by the Company and the Member's allocable share of taxable income, gain, loss, deduction, and credit (the "Economic Rights") unless and until other Members holding at least majority of membership interest admit the transferee as a fully substituted Member in accordance with the provisions of Section 8.3. Any transfer of Economic Rights pursuant to Section 8.4 shall not include any right to participate in management of the Company, including any right to vote, consent to, and shall not include any right to information on the Company or its operations or financial condition. Following any transfer of only the Economic Rights of a Member's Interest in the Company, the transferring Member's power and right to vote or consent to any matter submitted to the Members shall be eliminated, and the Ownership Interests of the remaining Members, for purposes only of such votes, consents, and participation in management, shall be proportionately increased until such time, if any, as the transferee of the Economic Rights becomes a fully substituted Member.

8.6 *Exclusivity*. Except as may be otherwise agreed between the Company, on the one hand, and a Member, on the other hand, any Member shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company, including business interests and activities in direct competition with the Company. None of the Company or any of the other Members shall have any rights by virtue of this Agreement in any such business interests or activities of any Member.

## SECTION 9

## DISSOLUTION AND WINDING UP OF THE COMPANY

9.1 *Dissolution*. The Company shall be dissolved only upon the occurrence of one of the following events:

a) Sale, transfer, or other disposition of all or substantially all of the property of the Company;

b) The agreement of the Members holding at least fifty percent (50%) interest in the Company

c) By operation of law; or

d) The death, incompetence, expulsion, or bankruptcy of a Member, or the occurrence of any event that terminates the continued membership of a Member in the Company, unless there are then remaining at least the minimum number of Members required by law and remaining Members holding at least fifty percent (50%) of the membership interest, within 120 days after the date of receiving a notice of such event, elect to continue the business of the Company.

9.2 *Winding Up*. Upon dissolution of the Company (if the Company is not continued), the Manager must take full account of the Company's assets and liabilities, and the assets shall be liquidated as promptly as is consistent with obtaining their fair value, and the proceeds, to the extent sufficient to pay the Company's obligations with respect to the liquidation, shall be applied and distributed, after any gain or loss realized in connection with the liquidation has been allocated in accordance with Section 3 of this Agreement, and the Members' Capital Accounts have been adjusted to reflect the allocation and all other transactions through the date of the distribution, in the following order:

a)      To payment and discharge of the expenses of liquidation and of all the Company's debts and liabilities to persons or organizations other than Members;

b)      To the payment and discharge of any Company debts and liabilities owed to Members; and

c)      To Members in the amount of their respective adjusted Capital Account balances on the date of distribution; provided, however, that any then-outstanding default advances (with interest and costs of collection) first must be repaid from distributions otherwise allocable to the defaulting Member.

## SECTION 10
## MEMBER MEETINGS

10.1 *Meetings*. The Company shall not be required to hold an annual meeting of the Members. The Manager may, whenever it sees fit, convene virtual meetings of the Company. The non-receipt by any Member of a notice convening a meeting shall not invalidate the proceedings at that meeting. Manager may adjourn or cancel the meeting, as it determines in its sole discretion.

10.2   *Chairman*. Any designee of the Manager shall preside as chairman of any meeting of the Company.

10.3   *Voting*. Members shall be entitled to vote only on those matters provided for under the terms of this Agreement. Except as specifically provided in this Agreement, notwithstanding any provision of law permitting or requiring any action to be taken or authorized by the affirmative vote of the holders of a greater number of votes, any such action shall be effective and valid if taken or approved by the affirmative vote of holders of a majority of all membership interest in the Company. Except as otherwise provided in this Agreement, the submission of any action of the Company shall first be approved by the Manager.

## SECTION 11
## GENERAL PROVISIONS

11.1 *Amendments*. Amendments to this Agreement may be proposed by any Member. A proposed amendment shall be adopted and become effective as an amendment only on the written approval of the Manager.

11.2 *Governing Law and Waiver of a Jury Trial*. This Agreement and the rights and obligations of the parties under it are governed by and interpreted in accordance with the laws of the Commonwealth of Pennsylvania (without regard to principles of conflicts of law). TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EVERY PARTY TO THIS AGREEMENT AND ANY OTHER PERSON WHO BECOMES A MEMBER OR HAS RIGHTS AS AN ASSIGNEE OF ANY PORTION OF ANY MEMBERS MEMBERSHIP INTEREST HEREBY WAIVES ANY RIGHT TO A JURY TRIAL AS TO ANY MATTER UNDER THIS AGREEMENT OR IN ANY OTHER WAY RELATING TO THE COMPANY OR THE RELATIONS UNDER THIS AGREEMENT OR OTHERWISE AS TO THE COMPANY AS BETWEEN OR AMONG ANY SAID PERSONS.

11.3 *Entire Agreement; Modification*. This Agreement constitutes the entire understanding and agreement between the Members with respect to the subject matter of this Agreement. No agreements, understandings, restrictions, representations, or warranties exist between or among the members other than those in this Agreement or referred to or provided for in this Agreement. No modification or amendment of any provision of this Agreement shall be binding on any Member unless in writing and signed by all the Members.

11.4 *Attorney Fees*. In the event of any suit or action to enforce or interpret any provision of this Agreement (or that is based on this Agreement), the prevailing party is entitled to recover, in addition to other costs, reasonable attorney fees in connection with the suit, action, or arbitration, and in any appeals. The determination of who is the prevailing party and the amount of reasonable attorney fees to be paid to the prevailing party shall be decided by the court or courts, including any appellate courts, in which the matter is tried, heard, or decided.

11.5 *Further Effect*. The parties agree to execute other documents reasonably necessary to further effect and evidence the terms of this Agreement, as long as the terms and provisions of the other documents are fully consistent with the terms of this Agreement.

11.6 *Severability*. If any term or provision of this Agreement is held to be void or unenforceable, that term or provision shall be severed from this Agreement, the balance of the Agreement shall survive so long as the essential terms of this Agreement remain, and the balance of this Agreement shall be reasonably construed to carry out the intent of the parties as evidenced by the terms of this Agreement.

11.7 *Captions*. The captions used in this Agreement are for the convenience of the parties only and shall not be interpreted to enlarge, contract, or alter the terms and provisions of this Agreement.

11.8 *Notices*. Any notices or communications required or permitted to be given by this Agreement must be (i) given in writing and (ii) personally delivered or mailed, by prepaid, certified mail or overnight courier, or transmitted by electronic mail transmission, to the party to whom such notice or communication is directed, to the mailing address or regularly-monitored electronic mail address of such party as provided in Schedule 1. Any such notice or communication shall be deemed to have been given on (i) the day such notice or communication is personally delivered, (ii) three (3) days after such notice or communication is mailed by prepaid certified or registered mail, (iii) one (1) working day after such notice or communication is sent by overnight courier, or (iv) the day such notice or communication is sent electronically.

11.9 *Electronic Signature*. This Agreement may be signed electronically. Electronic signature shall have the same force and effect as original.

IN WITNESS WHEREOF, the parties to this Agreement execute this Operating Agreement as of the date and year first above written.

**MEMBERS**

MFP Invest, LLC

Philip Michael, Managing Member
Name and Title                                   Signature

Point Builders & Design Concepts, LLC

Matthew Shapson, Member
Name and Title                                   Signature

**LISTING OF MEMBERS**
**OF**
**Temple I, LLC**

As of August        , 2020, the following is a list of Members of the Company:

| NAME | ADDRESS |
|---|---|
| MFP Invest, LLC | 85 Broadway, 26th Fl. New York, NY 10006 |
| Point Builders & Design Concepts, LLC | 2424 East York St. Unit 302 Philadelphia, PA 19125 |

SIGNED AND AGREED ON _____ _____, 2020.

MFP Invest, LLC

Philip Michael, Managing Member
Name and Title                                        Signature

Point Builders & Design Concepts, LLC

Matthew Shapson, Member
Name and Title                                        Signature

# SCHEDULE 2
## CAPITAL CONTRIBUTIONS
## FOR
## Temple I, LLC

Pursuant to Article 2, each individual Member's respective contribution and equity ownership is as follows:

| NAME | CONTRIBUTION | CURRENT % of OWNERSHIP INTEREST | UNITS OF MEMBERSHIP INTEREST | % of OWNERSHIP INTEREST AFTER COMPLETION OF AN OFFERING UNDER SECTION 4(A)(6) OF THE SECURITIES ACT |
|---|---|---|---|---|
| MFP Invest, LLC | Certain real property valued at $700,000 USD | 85.6 % | 700,000 | 59.44% |
| Point Builders & Design Concepts, LLC | Project management and advisory services valued at $117,750 USD | 14.4 % | 117,750 | 10% |
| OpenDeal Portal LLC dba Republic | $360,000 USD | 0% | 360,000 | 30.57% |

SIGNED AND AGREED ON AUGUST ____, 2020.


MFP Invest, LLC


Philip Michael, Managing Member
Name and Title                                    Signature


Point Builders & Design Concepts, LLC


Matthew Shapson, Member
Name and Title                                    Signature

**Exhibit E**

*Transfer of Property documents*

***NOT INSURED***

Prepared by:
City Abstract, LLC
1050 North Kings Hwy, Suite 208
Cherry Hill, NJ 08034

Record and Return to:
City Abstract, LLC
1050 North Kings Hwy, Suite 208
Cherry Hill, NJ 08034

Parcel#: 37-1191400

# This Indenture, made August 12, 2020,

Between **MFP INVEST, LLC**
*(hereinafter called the Grantor), of the one part,*

*and*

**Temple I, LLC**
*(hereinafter called the Grantee), of the other part,*

Witnesseth That the said Grantor for and in consideration of the sum of **ONE DOLLAR and 00/100 cents ($1.00)** lawful money of the United States of America, unto them well and truly paid by the said Grantee, at or before the sealing and delivery hereof, the receipt whereof is hereby acknowledged, Grantor has granted, bargained and sold, released and confirmed, and by these presents does grant, bargain and sell, release and confirm unto the said Grantee Temple I, LLC heirs and assigns,

Property 1:
ALL THAT CERTAIN lot or piece of ground with the buildings and improvements thereon erected.

SITUATE on the Northwest corner of 11th Street and Susquehanna Avenue in the 37th Ward of the City of Philadelphia.

CONTAINING in front or breadth on the said 11th Street 16 feet and extending of that width in length or depth Westward along the North side of said Susquehanna Avenue 73 feet.

BEING known as 2200 North 11th Street. (For Informational Purposes Only)

PARCEL #37-1191400

Property 2:
ALL THAT CERTAIN lot or piece of ground.

SITUATE on the West side of 11th Street at the distance of 16 feet Northward from the North side of Susquehanna Avenue in the 37th Ward of the City of Philadelphia.

CONTAINING in front or breadth on the said 11th Street 15 feet 6 inches and extending of that width in length or depth Westward parallel lines at right angles with the said 11th

~ 1 ~

Street 73 feet crossing the head of a 3 feet wide alley.

TOGETHER with the free and common use, right, liberty and privilege of the aforesaid alley as and for a passageway and watercourse at all times hereafter, forever.

BEING known as 2202 North 11th Street. (For Informational Purposes Only)

PARCEL #37-1191500

AND BEING THE SAME PREMISES AS A deed from Teach Solais N 11th LP to MFP Invest, LLC dated 03/12/2018 and recorded on 03/15/2018 as Document Number 53339361 in the Official Records of the Philadelphia County Recording Office.

**Together** with all and singular buildings and improvements, ways, streets, alleys, driveways, passages, waters, watercourses, rights, liberties, privileges, hereditaments and appurtenances, whatsoever unto the hereby granted premises belonging, or in any wise appertaining, and the reversions and remainders, rents, issues, and profits thereof; and all the estate, right, title, interest, property, claim and demand whatsoever of the said Grantor, as well at law as in equity, of, in, and to the same.

**To have and to hold** the said lot or piece of ground described with the buildings and improvements thereon erected, hereditaments and premises hereby granted, or mentioned and intended so to be, with the appurtenances, unto the said Grantee heirs and assigns, to and for the only proper use and behoof of the said Grantee, **Temple I, LLC** heirs and assigns forever.

**And** the said Grantor, for their, heirs, executors and administrators, do covenant, promise and agree, to and with the said Grantee, **Temple I, LLC** heirs and assigns, by these presents, that the said Grantor and their heirs, all and singular the hereditaments and premises hereby granted or mentioned and intended so to be, with the appurtenances, unto the said Grantee, **Temple I, LLC** heirs and assigns, against them, the said Grantor and their heirs, and against all and every person and persons whomsoever lawfully claiming or to claim the same or any part thereof, by, from or under them or any of them, shall and will by these presents specially WARRANT and forever DEFEND.

**In Witness Whereof,** the parties of the first part hereunto set their hands and seals. Dated the day and year first above written.

Sealed and Delivered )
in the presence of us:)

**MFP INVEST, LLC:**

**Philip Michael, Manager**

**COMMONWEALTH OF ~~Pennsylvania~~** New York (AMH)
**COUNTY OF ~~Philadelphia~~:** New York (AMH)

On **August 12, 2020**, before me the undersigned officer, personally appeared **Philip Michael, Manager of MFP INVEST, LLC** (or satisfactorily proven) to be the persons whose names are subscribed to the within instrument, and acknowledged that they executed the same for the purposes therein contained, and desired the same might be recorded as such.

**IN WITNESS WHEREOF**, I hereunto have set my hand and official seal.

ANDREW M. HABER
Notary Public, State of New York
Reg. No. 01HA6345478
Qualified in New York County
Commission Expires July 25, 2024



**Notary Public**

**The address of the above-named Grantee is:** ____________________

____________________
**On behalf of the Grantee**

**Record and return to:**
**City Abstract LLC**
**1050 North Kings Highway Suite 208**
**Cherry Hill, NJ 08034**
**CAPA-213453**

| BOOK NO. | PAGE NO. |
|---|---|
| | |

DATE RECORDED

CITY TAX PAID

# PHILADELPHIA REAL ESTATE TRANSFER TAX CERTIFICATION

Complete each section and file in duplicate with Recorder of Deeds when (1) the full consideration/value is/is not set forth in the deed, (2) when the deed is with consideration, or by gift, or (3) a tax exemption is claimed. If more space is needed, attach additional sheet(s).

**A. CORRESPONDENT — All inquiries may be directed to the following person:**

| NAME | | | TELEPHONE NUMBER | |
|---|---|---|---|---|
| City Abstract, LLC | | | AREA CODE 856 ) 481-3094 | |
| STREET ADDRESS | CITY | | STATE | ZIP CODE |
| 1050 N Kings Hwy, Suite 208 | Cherry Hill | | NJ | 08034 |

**B. TRANSFER DATA** — DATE OF ACCEPTANCE OF DOCUMENT: August 12, 2020

| GRANTOR(S)/LESSOR(S) | | | GRANTEE(S)/LESSEE(S) | | |
|---|---|---|---|---|---|
| | | | Temple I, LLC | | |
| STREET ADDRESS | | | STREET ADDRESS | | |
| | | | | | |
| CITY | STATE | ZIP CODE | CITY | STATE | ZIP CODE |
| | | | | | |

**C. PROPERTY LOCATION**

| STREET ADDRESS | | CITY, TOWNSHIP, BOROUGH |
|---|---|---|
| 2200 North 11th Street | | Philadelphia |
| COUNTY | SCHOOL DISTRICT | TAX PARCEL NUMBER |
| Philadelphia | | 37-1191400 |

**D. VALUATION DATA**

| 1. ACTUAL CASH CONSIDERATION | 2. OTHER CONSIDERATION | 3. TOTAL CONSIDERATION |
|---|---|---|
| | + | = |
| 4. COUNTY ASSESSED VALUE | 5. COMMON LEVEL RATIO FACTOR | 6. FAIR MARKET VALUE |
| 5,400.00 | X | = |

**E. EXEMPTION DATA**

| 1A. AMOUNT OF EXEMPTION | 1B. PERCENTAGE OF INTEREST CONVEYED |
|---|---|
| | |

**2. Check Appropriate Box Below for Exemption Claimed**

- ☐ Will or intestate succession ________________ (NAME OF DECEDENT) ________________ (ESTATE FILE NUMBER)
- ☐ Transfer to Industrial Development Agency.
- ☐ Transfer to agent or straw party. (Attach copy of agency/straw party agreement).
- ☐ Transfer between principal and agent. (Attach copy of agency/straw trust agreement). Tax paid prior deed $ ___________.
- ☐ Transfers to the Commonwealth, the United States, and Instrumentalities by gift, dedication, condemnation or in lieu of condemnation. (Attach copy of resolution).
- ☐ Transfer from mortgagor to a holder of a mortgage in default. Mortgage Book Number _______, Page Number _______. Mortgagee (grantor) sold property to Mortgagor (grantee) (Attach copy of prior deed).
- ☐ Corrective deed (Attach copy of the prior deed).
- ☐ Other (Please explain exemption claimed, if other than listed above.) ________________________________

*Under penalties of law or ordinance, I declare that I have examined this Statement, including accompanying information, and to the best of my knowledge and belief, it is true, correct and complete.*

| SIGNATURE OF CORRESPONDENT OR RESPONSIBLE PARTY | DATE |
|---|---|
| [signature] | 08/12/2020 |

82-127 (Rev 6/93) (SEE REVERSE)

**Exhibit F**

*Video Transcript*

I'm Philip Michael I'm the founder of NYCE companies. Come join me in my mission to wipe out the racial and gender wealth gaps by owning buildings, just like this one. The biggest people of influence and power and wealth, were people in the real estate industry, if you just look at the portfolios of billionaires, how many have made just a fortune just from real estate. So I, I basically made it a goal for myself to, to get into that game. New data showing that economic growth is not helping the inequality gap. The top 1% have doubled their wealth over the past decade. By more than $17 trillion. The wealth gap is really, the millennial wealth gap is basically, it's basically a description of some terrible economic conditions that millennials and gen Z have inherited in today's society. Number one, their student loan debt, where I'm from education is free over here.

There's $1.56 trillion in student loan debt, which is really crippling millennials financially. The average millennial is worth $8,000. They have a net worth of $8,000. An average of all colors. Then underneath that you have a racial and agenda wealth gap where women have 60 to 70% of the net worth that men do, and minorities and white families, there's a wealth gap between the two of them that will take 228 years to close. So it was just a bunch of poor economic conditions all around. And the number one driver behind this wealth gap is the absence of home ownership and real estate investing. So that's what we want to do something about. And that's, that's the reason for this mission at we're on right now.

Well solution, well, according to Duke University, a study from 2018, just adding real estate or homeownership to, just doing that, will reduce this wealth gap by 31%. That's number one, right now you have millennials, they have more than net worth in cars than in real estate and cars, meaning that it's a depreciating asset quote unquote is really a liability because it doesn't make money for you. And it will keep driving as soon as you drive it off the lot it drops in price. So what most millennials have most of their net worth tied into that. So we want to sort of bring awareness around the fact that real estate, or even just investing period, whether it's downloading Robinhood, or if it's Acorns, just to start getting in the mindset of investing in letting your money work for you and thinking into the future. Once we get a hundred thousand millennials on board to invest, they now can influence their circles, their friends, their children, their brothers and sisters, cousins, what have you. And that's how you sort of spread the positive virus of wealth generation, wealth building and financial freedom. And that to me is the real way to do stuff and click wherever. Join me. You can hit me on Instagram. I'm always responsive. Hope to see you guys, and please join me in this mission. Thank you.